SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 12, 2008
__________________________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)
__________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2008:

•      Operating and Financial Review and Prospects;

•      Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months and nine months ended September 27, 2008; and

•      Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months and nine months ended September 27, 2008 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20-F for the year ended December 31, 2007 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2008 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates,” “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook.” Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations.” Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing loading thresholds to determine costs to be capitalized in inventory; accruals for warranty costs, litigation and claims; assumptions used to discount monetary assets expected to be recovered beyond one year; valuation at fair value of acquired assets, including intangibles and amounts of In-Process research and development (“IP R&D”), and assumed liabilities in a business combination; goodwill, investments and tangible assets as well as the impairment of their related carrying values; estimated value of the consideration to be received and used as fair value for the asset group classified as assets to be held for sale and assessments of the probability of realizing such sale; evaluation of the fair value of debt and equity securities available-for-sale for which no observable market price is obtainable and assessments of other-than-temporary charges on financial assets; valuation of equity investments under the equity method based on results reported by such entities, sometimes on a one-quarter lag, thus relying on their internal controls; valuation of the results and financial position of newly integrated subsidiaries when a significant part of the activity is performed and reported to us by the former controlling entity for a specified period under a transition services agreement; valuation of minority interests, particularly when a contribution in kind is part of a business combination giving rise to a minority interest; restructuring charges; other non-recurring special charges; assumptions used in calculating pension obligations and share-based compensation, including assessment of the number of awards expected to vest upon the achievement of certain conditions based on future performance; assumptions used to measure and recognize a liability for the fair value of the obligation we assume at the inception of a guarantee; assessment of hedge effectiveness of derivative instruments; estimates of taxes to be paid for the year, based on forecasts of ordinary taxable income by jurisdiction; deferred income tax assets, including mandatory valuation allowances and liabilities; and provisions for specifically identified income tax exposures and income tax uncertainties. We base our estimates and assumptions on historical experience and on various other factors such as market trends, market comparables, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

•           Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant move in the current market price. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered likely and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In the first nine months of 2008, we did not record any new material specific provision related to bankrupt customers other than our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely given the current crisis in the credit markets.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an agreement, the revenue arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

•           Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including In-Process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At September 27, 2008, the value of goodwill amounted to $1,030 million, of which $18 million was registered following the acquisition of Genesis Microchip Inc. (“Genesis”), which occurred in the first quarter of 2008, and $735 million was registered in the third quarter of 2008 following the consolidation of the NXP wireless business, which is 80% owned by us.

•           Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill. As a result of our yearly impairment testing, we recorded $13 million of impairment of goodwill charges in the third quarter of 2008.

•           Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as, as a result of the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets originated by the purchase method such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and, the relevant cost structure. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets. We did not record any charges related to the impairment of intangible assets subject to amortization in the first nine months of 2008. At September 27, 2008, the value of intangible assets subject to amortization amounted to $904 million, of which $615 million was related to core technologies and customer relationships recognized as part of our purchase accounting for the NXP wireless business consolidated in the third quarter of 2008.

•           Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment as stated below. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service. In the first quarter of 2008 we launched our first solely-owned 300-mm production facility in Crolles (France). Consequently, we assessed the useful life of our 300-mm manufacturing equipment based on relevant economic and technical factors. Our conclusion was that the appropriate depreciation period for such 300-mm equipment is 10 years. This policy was applied starting January 1, 2008.

We perform an impairment review when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger such a review include: significant negative industry trends; significant underutilization of the assets or available evidence of obsolescence of an asset; strategic management decisions impacting production or an indication that an asset’s economic performance is, or will be, worse than expected; and, a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount and fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.  As of September 27, 2008, after a third party withdrew its intent to acquire our Phoenix fab that had previously been disignated for closure, the net assets of Phoenix were reclassified as held for use.  The net impairment charge recorded for this facility in 2008 amounted to $76 million.

•           Inventory. Inventory is stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent upon our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventories but are charged directly to the cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. As required, we evaluate inventory acquired as part of purchase accounting at fair value, less completion and distribution costs and related margin. At September 27, 2008, inventories included $235 million related to the newly integrated NXP wireless business. This amount includes $31 million of the $88 million fair value adjustment posted to the opening balance sheet as part of the purchase accounting that will be charged to cost of goods sold in future periods as well as a $57 million charge to cost of goods sold in the third quarter of 2008.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•           Business combination. The purchase method of accounting for business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including In-Process research and development, which is expensed immediately. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. On January 17, 2008, we acquired effective control of Genesis under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, we acquired the remaining common shares of Genesis that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary that was merged with and into Genesis promptly thereafter and received $170 million of cash and cash equivalents from Genesis Microchip. Additional direct costs associated with the acquisition totaled approximately $8 million. On closing, Genesis became part of our Home Entertainment & Displays business activity which is part of the new Automotive, Consumer, Computer and Telecom Infrastructure Product Groups segment. The purchase price allocation resulted in the recognition of: $11 million in marketable securities; $14 million in property, plant and equipment; $44 million on deferred tax assets and intangible assets including $44 million of core technologies; $27 million related to customer relationships, $2 million in trademarks, $18 million of goodwill and $2 million of liabilities net of other current assets. We also recorded in the first quarter of 2008 $21 million of In-Process research and development that we immediately wrote-off. Such In-Process research and development charge was recorded on the line “Research and development expenses” in our consolidated statements of income for the first quarter of 2008.

On April 10, 2008, we announced our agreement with NXP, an independent semiconductor company founded by Philips, to combine our respective key wireless operations to form a joint venture company with strong relationships with all major handset manufacturers. The new company will have the scale to better meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies. The transaction closed on July 28, 2008 and the joint venture company, which is named ST-NXP Wireless, started operations on August 2, 2008. At closing, we received an 80% stake in the joint venture and paid NXP $1,517 million net of cash received, including a control premium, that was funded from outstanding cash. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in our wireless business. NXP will continue to own a 20% interest in the venture; however, we and NXP have agreed on a future exit mechanism for NXP’s interest, which involves put and call options based on the financial results of the business that are exercisable starting three years from the formation of the joint venture, or earlier under certain conditions. We began to consolidate the joint venture on August 2, 2008. The transaction has been accounted for on the basis of a business combination as prescribed by FAS 141. Assets going into the venture from NXP have been valued on our consolidated books at 100% of book value, plus 80% of the excess of fair value over book since, per U.S. GAAP, the transaction structure allows for step-up only to the extent of our ownership. Our assets going into the venture are not fair valued, but remain at our former book value. The purchase price was allocated as follows: $735 million on goodwill; $405 million on customer relationships; $223 million on core technologies; $76 million on IP R&D, charged against income on the line “Research and development expenses” in the third quarter of 2008; $285 million on inventory; $301 million on PP&E; $65 million on tax receivables; $47 million on other liabilities, net; $44 million on the restructuring reserve; $76 million on deferred tax liabilities; and $106 million on minority interests in NXP contributions.

•           Asset disposal. On March 30, 2008, we closed the deal for the creation of the Numonyx venture in partnership with Intel and Francisco Partners. We contributed our flash memory business (“FMG”) to the newly created entity on such date. FMG deconsolidation was reported as a first quarter 2008 event. Thus, our consolidated statements of income for the first nine months of 2008 contain only one quarter of FMG activity. As a result of changes to the terms of the transaction from those expected at December 31, 2007 and an updated market value of comparable companies, we incurred in the first nine months of 2008 an additional impairment loss of $191 million and $16 million of restructuring and other related closure charges. The total loss recognized from the FMG business disposal amounted to $1,297 million plus $22 million of other costs.

In April 2008, we adopted a plan to pursue the sale of our fab in Phoenix as a business concern instead of continuing its progressive phase out. At that time, all conditions for treating the assets to be sold as “Assets held for sale” in our consolidated financial statements were satisfied. On July 21, 2008, we entered into a memorandum of understanding with a third party for the sale of the Phoenix fab and proceeded with the negotiation of definitive agreements with the third party to finalize the sale. As required, a CFIUS (“Committee on Foreign Investment in the United States”) filing seeking government approval for the purchase was made. On September 15, 2008, we were informed by the third party that it would not be able to complete the Phoenix transaction on a timely basis. On September 26, 2008, the CFIUS filing was withdrawn. While we continue to pursue the sale of the Phoenix fab as a business concern, it is no longer deemed probable under the current industry and debt market conditions. Accordingly, we reclassified the assets as held for use and recorded them at the lower of their current fair value on a held for use basis and the book value they would have had if they had never been classified as held for sale. Based on the current situation, under which Phoenix is required to operate a mini-line beyond its originally anticipated closure date in order to satisfy the requirements of its automotive customers, the fair value calculated using the expected discounted cash flows is $98 million, which is lower than the $146 million that would have been the book value had the assets never been classified as held for sale. The $38 million difference between the new fair value ($98 million) and the value of the assets that had been recorded on a held-for-sale basis ($60 million), has been recognized as a credit to impairment expense pursuant to FAS 144 which states that the adjustment must be reported in the same income statement caption used to report the loss.

•           Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In the first nine months of 2008, the net amount of restructuring charges and other related closure costs amounted to $104 million before taxes, including $16 million related to FMG and $59 million to our 2007 restructuring plan. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•           Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting market performance and financial results targets, forfeitures and employees’ service period. As a result, in relation to our Unvested Stock Award Plan, we recorded a total pre-tax expense of $66 million in the first nine months of 2008, out of which $1 million was related to the 2005 plan; $17 million to the 2006 plan; $41 million to the 2007 plan; and $7 million to the 2008 plan. In the third quarter of 2008, we recorded $16 million in charges.

•           Earnings (loss) on Equity Investments. We are required to record the pick-up of the results of the entities that are consolidated by us under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. As a result, in the third quarter of 2008, we recognized $44 million as our proportional interest in the loss recorded by Numonyx in the second quarter of 2008, based on our 48.6% ownership interest in Numonyx. For more information, please see “Other Developments.” In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates. In the third quarter of 2008, due to deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded a $300 million other-than temporary impairment charge.  The calculation of the impairment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies.

•           Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”) requires an evaluation of the probability of any tax uncertainties and the recognition of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of September 27, 2008, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our consolidated balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets (in our estimates of the valuation allowance) or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

•           Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other intellectual property rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying intellectual property right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in the Form 20-F, as may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ intellectual property rights. We are also involved in several legal proceedings concerning such issues.

As of September 27, 2008, based on our assessment, we did not record any provisions in our financial statements relating to third party intellectual property rights since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that we will be successful in resolving these issues. If we are unsuccessful, or if the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete. Furthermore, our products as well as the products of our customers that incorporate our goods may be excluded from entry into U.S. territory pursuant to an exclusion order.

•           Pension and Post Retirement Benefits. Our results of operations and our consolidated balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At September 27, 2008, our pension obligations amounted to $301 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

•           Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposure as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2008 ended on March 30, 2008. The second quarter of 2008 ended on June 28, 2008 and the third quarter of 2008 ended on September 27, 2008. The fourth quarter of 2008 will end on December 31, 2008. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

Business Overview

The total available market is defined as the “TAM,” while the serviceable available market, the “SAM,” is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAM”), optoelectronics devices and Flash Memories).

Despite the recent slowdown due to the difficult conditions in the global economy, the semiconductor industry experienced growth in the first nine months of 2008. Based on most recently published estimates, semiconductor industry revenues in the first nine months of 2008 increased by 4.0% for the TAM and 9.6% for the SAM to reach approximately $196 billion and $122 billion, respectively, on a year-to-date basis compared to the same period in 2007.

With reference to our business performance, following the deconsolidation of our FMG segment during the first quarter of 2008 and, on August 2, 2008, the consolidation of the NXP wireless business, which is 80% owned by us, our operating results, as reported, are no longer directly comparable to previous periods.

Our revenues as reported in the first nine months of 2008 increased to $7,566 million, a growth of 4.2% over the equivalent period in 2007. Excluding the Flash segments and revenues from the recently consolidated NXP wireless business, which is 80% owned by us, our growth in revenues was 12.4%, which was significantly above the growth of the TAM and the comparable SAM. This performance reflected double digit or high single digit growth rates in all main market applications except for Automotive, which experienced more moderate growth.

Our third quarter 2008 net revenues increased 5.1% compared to the same period in 2007 to reach $2,696 million, which included $241 million gained from the recently consolidated NXP wireless business. Excluding the NXP wireless business and Flash, our revenues increased 10.9%, driven by all market applications, notably Industrial and Telecom, and again outperforming the SAM growth rate, which increased by 8.5%.

On a sequential basis, our revenues increased 12.8%. Excluding the NXP wireless business and the Flash segments, our revenues increased 2.7%, driven by our Computer and Telecom sectors and despite the Automotive sector’s decline, which reflected the significant downturn in the automotive industry as a whole.

In the first nine months of 2008, our effective exchange rate was $1.52 for €1.00, which reflects current exchange rate levels and the impact of certain hedging contracts, compared to an effective exchange rate of $1.33 for €1.00 in the first nine months of 2007. In the third quarter of 2008 our effective exchange rate was $1.54, while in the second quarter of 2008 and in the third quarter of 2007 our effective exchange rate was $1.55 and $1.36, respectively, for €1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our gross margin for the first nine months of 2008 increased to 36.2%, compared to 34.8% in the first nine months of 2007 largely due to the repositioning of our product portfolio. Excluding the impact of the consolidation of the NXP wireless business and the deconsolidation of Flash, our gross margin would have been 37.2% in the first nine months of 2008 compared to 38% in the first nine months of 2007 primarily due to the negative impact of the weakening U.S. dollar and declining selling prices, even though such factors were partially offset by enhanced manufacturing efficiencies, a higher sales volume and an improved product mix.

On a year-over-year basis, our third quarter gross margin experienced a similar trend, increasing from 35.2% to 35.6% despite the impact of a $57 million charge to cost of goods sold related to the inventory step-up to fair value required by the purchase accounting method used for the NXP wireless business.

Excluding the effect of the consolidation of the NXP wireless business, our third quarter 2008 gross margin would have been 37.2%, slightly above the guidance that indicated a gross margin of approximately 36.8% plus or minus 1 percentage point.

Our operating expenses, comprising selling, general and administrative expenses and research and development, increased in the first nine months of 2008 compared to the comparable period in 2007 due to the significantly unfavorable U.S. dollar exchange rate and an overall increase in our activities which included several acquisitions such as those relating to the NXP wireless business, Genesis and a 3G wireless design team. As the result of such recent acquisitions, we booked additional charges of $97 million as In-Process R&D during the first nine months of 2008. Our R&D expenses in the first nine months of 2008 were net of $123 million of tax credits associated with our ongoing programs following the amendment of a law in one of our jurisdictions. In 2007, similar credits were registered as an income tax benefit.

In the first nine months of 2008, we reported significant losses related to impairment and restructuring charges, as well as certain ongoing programs. We also reported an additional cost of $207 million in connection with the FMG deal closure and changes in certain terms of the transaction.

In the third quarter of 2008, our yearly impairment testing triggered the recognition of a $13 million charge for goodwill impairment.

After a third party withdrew its intent to acquire our Phoenix fab, we revalued the assets for an amount of $98 million, which was higher than the consideration to be received upon the sale. An adjustment of $38 million was therefore recorded in the third quarter of 2008 as a credit to impairment charge.

Our other income and expenses improved significantly in the first nine months of 2008, supported by an increase in R&D funding, a favorable result in our currency exchange transactions and lower start-up costs, resulting in income of $56 million compared to income of $20 million in the equivalent period in 2007.

Our as reported operating result in the first nine months of 2008 was a loss of $59 million largely due to $390 million in impairment, restructuring and other related closure costs, $154 million in one-time charges associated with purchase accounting for our acquisitions and the material negative impact of the weakening U.S. dollar exchange rate. Excluding such factors, our operating performance significantly improved compared to the previous year due to our solid revenue growth, more favorable product mix and manufacturing performance improvements.

The valuation of the fair value of our Auction Rate Securities – purchased for our account by Credit Suisse Securities LLC contrary to our instruction – required recording an other-than-temporary impairment charge of $71 million in the first nine months of 2008, of which $3 million was recorded in the third quarter of 2008. In addition, we recorded a $11 million impairment on a Floating Rate Note issued by Lehman Brothers following its Chapter 11 filing on September 15, 2008.

Interest income decreased significantly from $57 million as at September 29, 2007 to $48 million as at September 27, 2008 as a consequence of the payment of $1,517 million, net of cash received, related to the transaction with NXP in early August and lower U.S. dollar interest rates compared to 2007.

In the third quarter of 2008, due to the deterioration of both the gloal economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded a $300 million other-than-temporary impairment charge on the line Earnings (loss) on equity investment in the consolidated statements of income.  The calculation of the impairment was basd on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public companies.  In addition, we registered a $44 million equity loss related to our proportional stake in Numonyx during the second quarter of 2008 that we recognized in the third quarter pursuant to one-quarter lag reporting.

In summary, our profitability during the first nine months of 2008 was negatively impacted by the following factors:

•      Negative pricing trends;

•      The weakening of the U.S. dollar exchange rate;

•      The impairment loss recorded on our equity investment in Numonyx;

•      The additional impairment loss booked in relation to the deconsolidation of the FMG business;

•      The one-time items related to the purchase accounting for the NXP wireless business; and

•      The other-than-temporary loss on financial assets.

The factors above were partially offset by the following favorable elements:

•      A solid performance in sales that outperformed the market, which was driven by an improved product mix and higher volume; and

•      Improvements in our manufacturing performance.

The third quarter reflected continued focus on both our operating and strategic initiatives. From a financial perspective, our third quarter performance demonstrated further progress in strengthening our market position, building on the results of the first half of this year. Before including the revenue from the recently closed ST-NXP Wireless joint venture, net revenues increased 12.4% year-to-date.

We estimate that we are gaining market share overall and in particular in our areas of focus, including multimedia convergence applications and power solutions. Additionally, we continued to harvest the benefits of our sales expansion initiatives and we increased our sales to new target key accounts by 16.0% on a sequential basis.

We continue to build scale in the critical area of wireless applications with our joint announcement in August with Ericsson to form a joint venture composed of Ericsson Mobile Platforms and ST-NXP Wireless. We believe this new leader will have the industry’s strongest product offering in semiconductors and platforms for mobile applications and will be well positioned to continue and extend customer relationships with the most innovative players in the wireless industry.

We have been able to advance our strategic initiatives independent of the uncertainties in the financial markets due to our systematic ability to generate operating cash flow and our solid capital structure. During the first nine months of 2008 these strengths have enabled us to complete the deconsolidation of Numonyx, fund $1.7 billion of acquisitions, maintain a solid credit rating, pay increased cash dividends and initiate a share buyback program, all while increasing our return on invested capital.

Business Outlook

We expect our sequential net revenues to be in the range of flat to minus 8%, which, excluding FMG and the recently consolidated NXP wireless business, would represent net revenues growth of between 6.2% and 8.6% for fiscal year 2008. Fourth quarter 2008 gross margin is expected to improve sequentially to approximately 38.8%, plus or minus one percentage point, despite the estimated sequential decline in sales and the negative impact of reduced fab loading, reflecting improved operational factors and a more favorable currency rate. Such an outlook is based on an assumed effective currency exchange rate of approximately $1.40 to €1.00 for the fourth quarter of 2008, which reflects exchange rate levels current at the time of our issuing our outlook and existing hedging contracts.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and Item 3. “Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Nine Months of 2008

On January 15, 2008, we announced that the following individuals had been appointed as new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Executive Vice President Andrea Cuomo, as Executive Vice President and General Manager of our Europe Region, who will also maintain his responsibility for the Advanced System Technology organization; Loïc Lietar, as Corporate Vice President, Corporate Business Development; and Pierre Ollivier, as Corporate Vice President and General Counsel. In addition, we announced the hiring and appointment of Alisia Grenville as Corporate Vice President, Chief Compliance Officer, and the retirement of both Laurent Bosson, as Executive Vice President for Front-End Technology and Manufacturing, and Enrico Villa, as Executive Vice President and General Manager of our Europe Region.

On January 17, 2008, we acquired effective control of Genesis under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, we acquired the remaining common shares of Genesis that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary that was merged with and into Genesis promptly thereafter. On closing, Genesis became part of our Home Entertainment & Displays business activity which is part of the new Automotive, Consumer, Computer and Telecom Infrastructure Product Groups segment.

On March 30, 2008, we, together with Intel and Francisco Partners announced the closing of our previously announced Numonyx joint venture. At the closing, we contributed our flash memory assets and businesses in NOR and NAND, including our Phase Change Memory (“PCM”) resources and NAND joint venture interest, to Numonyx in exchange for a 48.6% equity ownership stake in common stock and $155.6 million in long-term subordinated notes. These long-term notes yield interest at appropriate market rates at inception. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P., a private equity firm, invested $150 million in cash. Intel and Francisco Partners’ equity ownership interests in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible stock of Francisco Partners includes preferential payout rights. In addition, Intel and Francisco Partners received long-term subordinated notes of $144.4 million and $20.2 million, respectively. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facility and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired. Also at the closing, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from Intesa Sanpaolo S.p.A. and Unicredit Banca d’Impresa S.p.A. The loans have a four-year term and we and Intel have each granted in favor of Numonyx a 50% guarantee not joint and several, for indebtedness. At close, Numonyx had a cash position of about $585 million. The closing of the transaction also includes certain supply agreements and transition service agreements for administrative functions between Numonyx and us. The transition service agreements have terms up to one year with fixed monthly or usage based payments.

On April 10, 2008, we announced our agreement with NXP, an independent semiconductor company founded by Philips, to combine our respective key wireless operations to form a joint venture company with strong relationships with all major handset manufacturers. The new company will have the scale to better meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies. The transaction closed on July 28, 2008 and the joint venture company, which is named ST-NXP Wireless, started operations on August 2, 2008. At closing, we received an 80% stake in the joint venture and paid NXP $1,517 million net of cash received, including a control premium that was funded from outstanding cash. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in our wireless business. NXP will continue to own a 20% interest in the venture; however, we and NXP have agreed on a future exit mechanism for NXP’s interest, which involves put and call options based on the financial results of the business that are exercisable starting three years from the formation of the joint venture, or earlier under certain conditions. For example, in light of the recently announced business combination with Ericsson Mobile Platforms (“EMP”), we have the right to an accelerated call.

At our annual general meeting of shareholders held on May 14, 2008, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:

•	The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, of Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer;

•
The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, for the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard and Mr. Bruno Steve;

•	The appointment for a three-year term, expiring at the 2011 Annual General Meeting, as a member of the Supervisory Board of Mr. Antonino Turicchi;

•
The distribution of a cash dividend of $0.36 per share, to be paid in four equal quarterly installments to shareholders of record in the month of each quarterly payment (our shares traded ex-dividend on May 19, 2008, and will trade ex-dividend on August 18, 2008, November 24, 2008 and February 23, 2009; and

•	Authorization to repurchase up to 30 million shares of common stock under certain limitations and in accordance with applicable law.

On August 20, 2008, we announced our agreement to merge ST-NXP Wireless into a 50/50 joint venture with EMP. The joint venture will be fabless and will employ almost 8,000 people with pro-forma 2007 sales of $3,600 million. It will rely on its complete platform offering, which will include modems, multimedia and connectivity solutions for 2G/EDGE, 3G, HSPA and LTE technologies, as well as all appropriate hardware, software and support to enable handset manufacturers to develop mass-market products. The business in the joint venture will be led by a development and marketing company with approximately 7,000 people employed.  A separate platform design company, with approximately 1,000 people employed, will provide platform designs to the development and marketing company. The joint venture will acquire relevant assets from the parent companies. Ericsson will contribute $1,100 million net to the joint venture, out of which $700 million will be paid to us by the joint venture. After these transactions the joint venture will have a cash position of approximately $400 million. The joint venture plans to be headquartered in Geneva, Switzerland and governance will be balanced. As ST-NXP Wireless was launched as an 80-20 venture between us and NXP, we will acquire the remaining shares under the terms already agreed with NXP. The value of the 20 percent stake will be a function of the last twelve months (LTM) performance of the ST-NXP Wireless joint venture at the exercise of the call, which is expected to take place before the closing of the transaction between us and Ericsson.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our divisions, which include the production and sale of both silicon chips and Smart cards.

Beginning on January 1, 2007, and until August 2, 2008, we reported our semiconductor sales and operating income in the following product segments:

•
Application Specific Groups (“ASG”), comprised of four product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multimedia & Communications Group (“MMC”), Automotive Products (“APG”) and Computer Peripherals (“CPG”);

•	Industrial and Multisegment Sector (“IMS”), comprised of the former Micro, Power, Analog (“MPA”) segment, non-Flash memory and Smart Card products and Micro-Electro-Mechanical Systems (“MEMS”); and

•
Flash Memories Group (“FMG”). As of March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting under the FMG segment.

Starting August 2, 2008, following the creation of the joint venture company with NXP, we reorganized our product groups. A new segment called Wireless Product Sector (“WPS”) was created to report wireless operations. The product line Mobile, Multimedia & Communications Group (“MMC”), which was a part of the segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remainder of ASG is now comprised of Automotive, Consumer, Computer and Telecom Infrastructure Product Groups (“ACCI”).

The new organization is as follows:

•	Automotive, Consumer, Computer and Telecom Infrastructure Product Groups (“ACCI”), comprised of three product lines:

o	Home Entertainment & Displays (“HED”), which now includes the Imaging division;

o	Automotive Products Group (“APG”); and,

o	Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

•	Industrial and Multisegment Products Sector (“IMS”), comprised of:

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Micro, non-Flash, non-volatile Memory and Smartcard products (“MMS”).

•	Wireless Products Sector (“WPS”), comprised of three product lines:

o	Wireless Multi Media (“WMM”);

o	Connectivity & Peripherals (“C&P”); and

o	Cellular Systems (“CS”).

We have restated our results in prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2007 presentation is consistent with 2008 and is using these comparatives when managing the Company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired In-Process R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	Three Months Ended		Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Net revenues by product segments:
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	$1,085	$990	$3,231	$2,866
Industrial and Multisegment Products Sector (IMS)	901	804	2,538	2,292
Wireless Products Sector (WPS)(1)	696	404	1,454	1,052
Others(2)	14	15	44	42
Net revenues excluding Flash Memories Group (FMG)	2,696	2,213	7,267	6,252
Flash Memories Group (FMG)	-	352	299	1,006
Total consolidated net revenues	$2,696	$2,565	$7,566	$7,258

___________________
(1)              WPS revenues in the third quarter of 2008 and the first nine months of 2008 included a $241 million contribution from the NXP wireless business.
(2)              Includes revenues from the sale of subsystems and other products not allocated to product segments.

	Three Months Ended		Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Operating income (loss) by product segments:
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	$58	$83	$110	$135
Industrial and Multisegment Products Sector (IMS)	152	129	374	338
Wireless Products Sector (WPS)	22	59	12	60
Operating income of product segments excluding FMG	232	271	496	533
Others(1)	(177)	(55)	(571)	(985)
Operating income (loss) excluding FMG	55	216	(75)	(452)
Flash Memories Group (FMG)	-	(35)	16	(77)
Total consolidated operating income (loss)	$55	$181	$(59)	$(529)

___________________
(1)              Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. The third quarter 2008 “Others” included non-recurring purchase accounting items.

	Three Months Ended		Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(unaudited, as percentage of net revenues)
Operating income (loss) by product segments:
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	5.3%	8.4%	3.4%	4.7%
Industrial and Multisegment Products Sector (IMS)	16.9	16.0	14.7	14.7
Wireless Products Sector (WPS)	3.2	14.6	0.8	5.7
Others(2)	-	-	-	-
Flash Memories Group (FMG) (1)	-	(9.9)	5.4	(7.7)
Total consolidated operating income (loss)(3)	2.1%	7.0%	(0.8)%	(7.3)%

___________________
(1)              As a percentage of net revenues per product group.
(2)              As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.
(3)              As a percentage of total net revenues.

	Three Months Ended		Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Reconciliation to consolidated operating income (loss):
Operating income of product segments excluding FMG	$232	$271	$496	$533
Operating income (loss) of FMG	-	(35)	16	(77)
Strategic and other research and development programs	(7)	(6)	(14)	(14)
Acquired In-Process R&D and other non-recurring purchase accounting items	(133)	-	(154)	-
Start-up costs	(5)	(4)	(12)	(19)
Impairment, restructuring charges and other related closure costs	(22)	(31)	(390)	(949)
Other non-allocated provisions(1)	(10)	6	(1)	17
Total operating loss Others(2)	(177)	(55)	(571)	(985)
Total consolidated operating income (loss)	$55	$181	$(59)	$(529)

___________________
(1)              Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.
(2)              Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. The third quarter 2008 “Others” included non-recurring purchase accounting items.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	Three Months Ended		Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Net Revenues by Location of Order Shipment:(1)
Europe	$764	$773	$2,196	$2,355
North America(2)	296	304	903	871
Asia Pacific	630	491	1,652	1,334
Greater China	691	747	1,935	1,949
Japan	135	115	372	357
Emerging Markets(1)(2)	181	135	508	392
Total	$2,696	$2,565	$7,566	$7,258

___________________
(1)              Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.
(2)              Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Three Months Ended		Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(unaudited, as percentage of net revenues)
Net Revenues by Location of Order Shipment:(1)
Europe	28.3%	30.1%	29.0%	32.4%
North America	11.0	11.8	11.9	12.0
Asia Pacific	23.4	19.2	21.8	18.4
Greater China	25.6	29.1	25.6	26.9
Japan	5.0	4.5	5.0	4.9
Emerging Markets(2)(3)	6.7	5.3	6.7	5.4
Total	100.0%	100.0%	100.0%	100.0%
Net Revenues by Market Segment Application:
Automotive	13.5%	14.5%	15.3%	15.5%
Consumer	15.6	17.4	16.5	17.2
Computer	15.1	16.2	15.7	16.0
Telecom	40.1	37.1	35.9	35.9
Industrial and Other	15.7	14.8	16.6	15.4
Total	100.0%	100.0%	100.0%	100.0%

___________________
(1)              Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.
(2)              Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.
(3)              The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Three Months Ended		Nine Months Ended
	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
	(unaudited, as percentage of net revenues)
Net sales	99.6%	99.6%	99.5%	99.7%
Other revenues	0.4	0.4	0.5	0.3
Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(64.4)	(64.8)	(63.8)	(65.2)
Gross profit	35.6	35.2	36.2	34.8
Selling, general and administrative	(11)	(10.6)	(11.7)	(11.1)
Research and development	(22.3)	(17.2)	(20.9)	(18.2)
Other income and expenses, net	0.6	0.9	0.7	0.3
Impairment, restructuring charges and other related closure costs	(0.8)	(1.2)	(5.2)	(13.1)
Operating income (loss)	2.1	7.0	(0.8)	(7.3)
Other-than-temporary impairment charge on financial assets	(0.5)	-	(1.1)	-
Interest income, net	0.3	0.9	0.6	0.8
Earnings (loss) on equity investments	(12.8)	0.1	(4.6)	0.2
Income (loss) before income taxes and minority interests	(10.9)	8.0	(5.9)	(6.3)
Income tax (expense) benefit	0.6	(0.7)	0.4	(0.4)
Income (loss) before minority interests	(10.4)	7.3	(5.4)	(6.7)
Minority interests	(0.3)	-	(0.2)	(0.1)
Net income (loss)	(10.7)%	7.3%	(5.6)%	(6.8)%

Third Quarter of 2008 vs. Third Quarter of 2007 and Second Quarter of 2008

Net Revenues

	Three Months Ended			% Variation
	September 27, 2008	June 28, 2008	September 29, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Net sales	$2,687	$2,379	$2,555	12.9%	5.1%
Other revenues	9	12	10	(17.9)%	(2.0)%
Net revenues	$2,696	$2,391	$2,565	12.8%	5.1%

Year-over-year comparison

Our third quarter 2008 net revenues increased despite the deconsolidation of the FMG segment, which had revenues of $352 million in the third quarter of 2007, due to organic growth and the consolidation of the NXP wireless business, which contributed approximately $241 million. On a comparable basis, excluding the effect of FMG and NXP, our revenues experienced growth of 10.9%, of which, based on estimates, approximately 7% was from selling prices and approximately 4% was from units sold.

All of our product segments registered double-digit revenue growth: ACCI registered growth of approximately 10%, mainly in the Automotive Product Group, which includes portable navigation devices, and Digital Consumer products; IMS registered growth of approximately 12%, mainly associated with MEMS, IPAD, SmartCard and Microcontrollers products; and, WPS sales, excluding those from the NXP wireless business, registered growth of approximately 13%, reflecting improvements in our product mix and our expanded customer base.

By market segment application, the greatest contribution to our improved revenue performance came from Telecom and Industrial & Others, which achieved growth of approximately 13% (16% excluding the NXP wireless business) and 11% (19% excluding the NXP wireless business), respectively.

By location of order shipment, Greater China, Europe and America, registered a decline, while Emerging Markets, Asia Pacific and Japan increased respectively by approximately 34%, 28% and 18%. Excluding FMG and the NXP wireless business, only Greater China experienced a decrease, while Europe and America had a moderate increase and Japan, Emerging Markets and Asia Pacific registered strong double-digit growth. We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 19% of our third quarter 2008 net revenues excluding the NXP wireless business, which was lower than the approximate 21% it accounted for during the third quarter of 2007.

Sequential comparison

Our third quarter 2008 revenues increased sequentially due to the contribution of the NXP wireless business, which we began consolidating on August 2, 2008. Excluding such contribution, our net revenues increased by 2.7% as a result of improving average selling prices, which were driven by an improved product mix. We estimate a revenue increase of 2.2% from our average selling prices and an increase of approximately 0.5% in units sold.

ACCI revenues decreased by 1.4%, reflecting difficult market conditions in Automotive, while Consumer and Computer both increased sequentially. IMS revenues grew by 4.2%, led by MEMS, IPAD, Smartcards and Microcontrollers as a result of our higher sales volume and improved product mix. The product group with the best revenues performance was WPS, excluding the NXP wireless business, which registered a 10.8% increase driven by both sales volume and an improved product mix.

By market segment application, Telecom registered a strong increase, while the revenue growth of Computer and Consumer was more moderate. Automotive declined significantly and Industrial & Others was basically flat.

By location of order shipment, revenues increased in all regions except America, which declined by approximately 4%. Asia Pacific, Japan, Emerging Markets and Greater China increased by approximately 27%, 21%, 12% and 12%, respectively. In the third quarter of 2008, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 19% of our net revenues (excluding the NXP wireless business), increasing from the 18% it accounted for during the second quarter of 2008.

Gross profit

	Three Months Ended			% Variation
	September 27, 2008	June 28, 2008	September 29, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Cost of sales	$(1,737)	$(1,511)	$(1,663)	(15.0)%	(4.4)%
Gross profit	959	$880	$902	9.0%	6.4%
Gross margin (as a percentage of net revenues)	35.6%	36.8%	35.2%	—	—

On a year-over-year basis, our results in terms of cost of sales, gross profit and gross margin were impacted by a variety of factors, including the deconsolidation of FMG in the first quarter of 2008, the consolidation of the NXP wireless business as of August 2, 2008, an increase of $57 million in cost of sales in the third quarter of 2008 related to the purchase accounting for the NXP wireless business and the negative impact of the U.S. dollar exchange rate. Excluding the above factors, cost of sales decreased despite higher sales volume due to significant improvements in our manufacturing performance.

As reported, our overall result compared to the prior year’s third quarter was an improvement of 40 basis points to our gross margin. On a sequential basis, our reported gross margin decreased 120 basis points, due primarily to the $57 million charge related to inventory valuation at fair value for the NXP wireless business.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	September 27, 2008	June 28, 2008	September 29, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Selling, general and administrative expenses	$(297)	$(281)	$(272)	(5.6)%	(9.0)%
As percentage of net revenue	(11.0)%	(11.8)%	(10.6)%

The amount of our selling, general and administrative (“SG&A”) expenses increased on a year-over-year basis, mainly as a result of the integration of the NXP wireless business and the Genesis acquisition, while the third quarter of 2008 benefited from the deconsolidation of Flash. Excluding this impact, our SG&A expenses were $274 million, compared to $245 million in the third quarter of 2007 excluding Flash. This increase is due to the negative impact of the U.S. dollar exchange rate.

Our share-based compensation charges were $7 million, compared to $8 million in the third quarter of 2007. As a percentage of revenues, SG&A expenses increased to 11% compared to the prior year’s third quarter due primarily to currency effects.

Sequentially, our SG&A expenses increased primarily due to the consolidation of the NXP wireless business. Share-based compensation charges amounted to $8 million in the second quarter of 2008. As a percentage of revenues, we registered an improvement from 11.8% to 11.0%.

Research and development expenses

	Three Months Ended			% Variation
	September 27, 2008	June 28, 2008	September 29, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Research and development expenses	$(602)	$(470)	$(442)	(28.3)%	(36.5)%
As percentage of net revenues	(22.3)%	(19.6)%	(17.2)%

On a year-over-year basis, our research and development expenses increased in line with the expansion of our activities, including the integration of the NXP wireless business, the recognition of $76 million as In-Process R&D and $9 million amortization on acquired intangibles. In addition, fluctuations in the U.S. dollar exchange rate adversely affected these third quarter 2008 expenses. The third quarter of 2008 amount included $5 million of share-based compensation charges compared to $4 million in the third quarter of 2007. However, these third quarter 2008 expenses benefited from $50 million recognized as research tax credits following the amendment of a law in France. The research tax credits were also available in previous periods, but under different terms and conditions. As such, in the past they were not shown as a reduction in research and development expenses but rather included in the calculation of the effective income tax rate of the period.

On a sequential basis, research and development expenses increased compared to the second quarter of 2008. As a percentage of revenues, there was a significant sequential increase in our research and development expenses from 19.6% to 22.3% for the preceding reasons. Excluding Flash and the NXP wireless business, they decreased due to seasonal factors, such as the summer vacation period.

Other income and expenses, net

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Research and development funding	$21	$24	$35
Start-up costs	(3)	-	(4)
Exchange gain (loss) net	9	7	-
Patent litigation costs	(4)	(2)	(3)
Patent pre-litigation costs	(3)	(3)	(3)
Gain on sale of non-current assets	-	2	1
Other, net	(3)	2	(2)
Other income and expenses, net	17	30	24
As a percentage of net revenues	0.6%	1.3%	0.9%

Other income and expenses, net, mainly included, as income, items such as research and development funding and exchange gain and, as expenses, start-up costs and patent claim costs. Research and development funding income was associated with our research and development projects, which qualifies upon project approval as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The balance of these factors resulted in net income of $17 million, originated by $21 million in research and development funding.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(22)	$(185)	$(31)
As a percentage of net revenues	(0.8)%	(7.8)%	(1.2)%

In the third quarter of 2008, we recorded impairment, restructuring charges and other related closure costs of $22 million related to:

•	One-time termination benefits to be paid at the closure of our Carrollton, Texas and Phoenix, Arizona sites, as well as other charges, which were approximately $19 million;

•	Goodwill impairment charges of $13 million as a result of our annual impairment testing;

•	$5 million associated with an investment in a minority participation;

•	FMG deconsolidation which required the recognition of $6 million as restructuring, impairment and other related disposal costs; and

•
Other ongoing and newly committed restructuring plans, for which we incurred $17 million restructuring and other related closure costs consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

The above charges were partially offset by the reverse of $38 million in impairment charges on the Phoenix fab, for which the accounting has been moved from assets held for sale to assets held for use.

In the third quarter of 2007, we recorded $31 million in impairment, restructuring charges and other related closure costs, of which $16 million was related to the severance costs and impairment charge booked in relation to the 2007 restructuring plan of our manufacturing activities, $3 million of other related closure costs was for the deconsolidation of FMG assets and $12 million was related to other previously committed restructuring plans and other activities.

In the second quarter of 2008, we recorded $185 million in impairment, restructuring charges and other related closure costs, mainly comprised of: $114 million impairment loss related to the potential sale of our Phoenix fab, $35 million related to the FMG deconsolidation, $27 million incurred by our 2007 restructuring program and $9 million related to ongoing and newly committed restructuring plans.

See Note 7 to our Unaudited Interim Consolidated Financial Statements.

Operating income (loss)

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Operating income (loss)	$55	$(26)	$181
As a percentage of net revenues	2.1%	(1.1)%	7.0%

Year-over-year basis

Our operating income decreased from $181 million to $55 million due primarily to non-recurrent charges originated by purchase accounting for the NXP wireless business and the negative impact of the U.S. dollar exchange rate. In particular, our third quarter 2008 operating income included specific non-recurring charges of $57 million for the  NXP inventory step up charge and $76 million for IP R&D.

All of our product segments registered operating income in the third quarter of 2008. ACCI operating profit declined on a year-over-year basis driven by a combination of factors including negative currency effects and increased R&D efforts. IMS improved its profitability by taking advantage of improvements in sales volume, product mix and efficiency. WPS’ operating income declined due to currency impacts and negative pricing trends. In addition, WPS’ results included charges of $12 million related to the amortization of intangibles assets due to the purchase accounting for the NXP Wireless business.

Sequentially

On a sequential basis, we registered a significant improvement in our operating results, driven by our sales performance, an improved product mix and manufacturing efficiencies, while the U.S. dollar exchange rate had no material impact.

All of our product segments registered an improvement in operating income.

Interest income, net

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Interest income, net	$8	$19	$22

We recorded net interest income of $8 million, which greatly decreased compared to previous periods due to the decline in cash and cash equivalents that we registered following the $1,517 million payment, net of cash received, for our 80% interest in the NXP wireless business, and also due to U.S. dollar interest rates that were lower compared to 2007.

Other-than-temporary impairment charges on financial assets

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Other-than-temporary impairment charges on financial assets	$(14)	$(39)	-

Beginning in May 2006, we gave a specific mandate to Credit Suisse Securities LLC to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware Credit Suisse Securities LLC had deviated from our instructions and that our account had been credited with investments in unauthorized Auction Rate Securities. In the fourth quarter of 2007, we registered a $46 million charge due to a decline in the fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.” Credit market developments have further negatively affected the valuation of the Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. The entire portfolio has experienced an estimated $118 million decline in fair value as at September 27, 2008, of which $71 million was generated in the first nine months of 2008, with $3 million generated in the third quarter alone. This amount has been recorded as an additional other-than-temporary impairment charge during the period. In addition, we recorded a charge of $11 million on a Floating Rate Note investment. See more details in paragraph “Liquidity and Capital resources.”

Earnings (loss) on equity investments

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Earnings (loss) on equity investments	$(344)	$(5)	$3

In the third quarter of 2008 we recorded a $44 million loss on our equity investment in Numonyx, for the second quarter of 2008, which is equivalent to our proportion of the Numonyx loss based on our ownership stake and which was recorded by us on a one-quarter lag.

Furthermore, due to the deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded a $300 million other-than-temporary impairment charge.

Income tax benefit (expense)

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Income tax benefit (expense)	$15	$5	$(18)

During the third quarter of 2008, we registered an income tax benefit of $15 million. The income tax included a non-recurring benefit of $7 million as a one-time favorable outcome in a certain jurisdiction. The Numonyx investment impairment is considered a discrete item and has no tax impact due to a participation exemption in the relevant jurisdiction. In addition, following the amendment of a law in France, research tax credits that were included in the calculation of the effective tax rate in 2007 and prior years, were recognized as a reduction of research and development expenses in the third quarter of 2008. During the third quarter of 2007, we had an income tax expense of $18 million. During the second quarter of 2008, we recorded an income tax benefit of $5 million.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income (loss)

	Three Months Ended
	September 27, 2008	June 28, 2008	September 29, 2007
	(unaudited, in millions)
Net income (loss)	$(289)	$(47)	$187
As percentage of net revenues	(10.7)%	(2.0)%	7.3%

We reported a net loss mainly due to an impairment on our Numonyx equity investment and non-recurrent charges related to the consolidation of the NXP wireless business.

For the third quarter of 2008, we reported a loss of $289 million, compared to net income of $187 million in the third quarter of 2007 and net loss of $47 million in the second quarter of 2008. Compared to the third quarter of 2007, our third quarter of 2008 was also penalized by the adverse impact of the U.S. dollar exchange rate.

Basic and diluted loss per share for the third quarter of 2008 was $(0.32). The impact of restructuring and impairment charges, other-than-temporary impairment charges, the loss on our Numonyx equity investment and non-recurrent items was estimated to be approximately $(0.51) per share. In the second quarter of 2008, loss per share was $(0.05) and in the year-ago quarter, basic and diluted earnings per share were $0.21 and $0.20, respectively.

First Nine Months of 2008 vs. First Nine Months of 2007

Based upon most recently published estimates, semiconductor industry revenue increased by approximately 4% for the TAM and by approximately 10% for the SAM.

Net Revenues

	Nine Months Ended
	September 27, 2008	September 29, 2007	% Variation
	(unaudited, in millions)
Net sales	$7,528	$7,233	4.1%
Other revenues	38	25	-
Net revenues	7,566	$7,258	4.2%

Despite the deconsolidation of FMG in the first quarter of 2008, which had revenues of $1,006 million in the first nine months of 2007, our net revenues increased on a year-over-year basis due to the integration of the NXP wireless business. Excluding FMG, which had revenues of $299 million for the first quarter of 2008, and the NXP wireless business, which contributed $241 million in revenues after August 2, 2008, our net revenues increased 12.4% in the first nine months of 2008. Such strong growth is due to both an increase in units sold and an improved product mix. During the first nine months of 2008, our sales performance without Flash and the NXP Wireless contribution exceeded both the TAM and the SAM.

All of our product group segments registered growth, which was supported by higher sales volume. ACCI increased by 12.7%, IMS by 10.7% and WPS excluding the NXP wireless business, by 15.4%.

By market segment application, Industrial & Others and Telecom were the main contributors to positive year-over-year variation with growth of approximately 12% (18% excluding Flash and the NXP wireless business) and 4% (17% excluding Flash and the NXP wireless business), respectively.

By location of order shipment, an increase was experienced in all regions, except for Europe, which decreased by 6.8%. Excluding FMG and the NXP wireless business, all regions increased, with the main contributors being Japan, Emerging Markets and Asia Pacific, which increased by 37.8%, 33.8% and 31.3%, respectively.

In the first nine months of 2008, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 19% of our net revenues excluding FMG and the NXP wireless business, slightly decreasing from the 20% it accounted for during the first nine months of 2007.

Gross profit

	Nine Months Ended
	September 27, 2008	September 29, 2007	% Variation
	(unaudited, in millions)
Cost of sales	$(4,828)	$(4,733)	(2.0)%
Gross profit	$2,738	$2,525	8.5%
Gross margin (as a percentage of net revenues)	36.2%	34.8%

Despite charges of $57 million registered in the third quarter of 2008 related to the inventory valuation at fair value for the recently consolidated NXP wireless business, our gross margin improved 140 basis points compared to 34.8% in the year-ago period, and our gross profit increased 8.5%, primarily driven by our portfolio repositioning which included the deconsolidation of Flash and the NXP Wireless business consolidation. Excluding the NXP wireless business and Flash, our gross margin decreased from 38.0% to 37.2%, despite our improved manufacturing capabilities, due to continuous price pressure and the deterioration of U.S. dollar exchange rate.

Selling, general and administrative expenses

	Nine Months Ended
	September 27, 2008	September 29, 2007	% Variation
	(unaudited, in millions)
Selling, general and administrative expenses	$(882)	$(803)	(9.8)%
As a percentage of net revenues	(11.7)%	(11.1)%	-

Our selling, general and administrative expenses increased by 9.8% due to the weakening U.S. dollar exchange rate. They included $7 million of amortization of intangible assets as part of the purchase accounting used for Genesis and the NXP wireless business. In the first nine months of 2008, such expenses also included $31 million for share-based compensation compared to $26 million in the first nine months of 2007.

Research and development expenses

	Nine Months Ended
	September 27, 2008	September 29, 2007	% Variation
	(unaudited, in millions)
Research and development expenses	$(1,581)	$(1,322)	(19.5)%
As a percentage of net revenues	(20.9)%	(18.2)%	-

Our research and development expenses increased for several reasons, including: $97 million of one-time charges that were booked as a write-off of In-Process R&D related to the purchase accounting for the NXP wireless business and Genesis; $17 million of amortization of acquired intangible assets; additional charges originated by the expansion of our activities following the acquisition of Genesis and a 3G wireless design team, as well as those associated with the integration of the NXP wireless business; and, the negative impact of the U.S. dollar exchange rate. Such expenses, however, were offset by the benefits of the FMG deconsolidation.

Research and development expenses for the first nine months of 2008 also included $20 million of share-based compensation charges, which were $13 million in the first nine months of 2007. The first nine months of 2008, however, benefited from $123 million recognized as research tax credits following the amendment of a law in France. The research tax credits were also available in previous periods, however under different terms and conditions. As such, in the past they were not shown as a reduction in research and development expenses but rather included in the calculation of the effective income tax rate of the period.

Other income and expenses, net

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Research and development funding	$64	$61
Start-up costs	(10)	(19)
Exchange gain (loss) net	19	(3)
Patent litigation costs	(11)	(15)
Patent pre-litigation costs	(7)	(8)
Gain on sale of non-current assets	4	-
Other, net	(3)	4
Other income and expenses, net	$56	$20
As a percentage of net revenues	0.7%	0.3%

“Other income and expenses, net” resulted in net income of $56 million in the first nine months of 2008, compared to net income of $20 million in the first nine months of 2007 primarily as a result of a higher exchange gain and lower start-up costs. Research and development funding included the income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The majority of our research and development funding was received in Italy and France and, compared to the first nine months of 2007, it increased slightly.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(390)	$(949)

Impairment, restructuring charges and other related closure costs continued to materially impact our results, although they decreased significantly compared to the previous year. In the first nine months this expense was mainly comprised of:

•           FMG assets disposal which required the recognition of $191 million as an additional loss and $16 million as restructuring and other related disposal costs; this additional loss was the result of revised terms of the transaction from those expected at December 31, 2007 and an updated market value of comparable companies;

•           $135 million incurred as part of our 2007 restructuring initiatives which include the closure of our fabs in Phoenix and Carrollton (USA) and of our back-end facilities in Ain Sebaa (Morocco);

•           $13 million as impairment charges on goodwill; and

•           Other previously and newly announced restructuring plans for $35 million, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the first nine months of 2007, we incurred $949 million of impairment, restructuring charges and other related closure costs, including $857 million booked upon signing the agreement for the disposal of our FMG assets and $3 million in other related closure costs, $56 million related to the severance costs booked in relation to the 2007 restructuring plan of our manufacturing activities and $33 million relating to previously announced programs.

See Note 7 to our Unaudited Interim Consolidated Financial Statements.

Operating loss

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Operating loss	$(59)	$(529)
As a percentage of net revenues	(0.8)%	(7.3)%

Our operating loss significantly decreased from the $529 million recorded in the first nine months of 2007 primarily due to lower impairment charges and an improvement in our business operations, despite the significant negative impact of fluctuations in the U.S. dollar exchange rate. See “Business Overview.”

We registered operating income in all of our product groups. ACCI’s operating income decreased to $110 million from $135 million registered in the first nine months of 2007, despite higher sales, due to higher operating expenses and the significant impact of the weakening U.S. dollar exchange rate. IMS registered operating income of $374 million, significantly increasing compared to the $338 million registered in the first nine months of 2007, due to higher sales and an improved product mix. WPS decreased from income of $60 million to income of $12 million. In the first quarter of 2008, FMG had registered a significant benefit from the suspended depreciation associated with assets held for sale.

Interest income, net

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Interest income, net	$48	$57

In the first nine months of 2008, interest income, net contributed $48 million compared to the $57 million recorded in the same period in 2007. The lower amount is due to the decrease of our cash position after payment for the NXP wireless business and also because of lower U.S. dollar interest rates compared to the same period in 2007.

Other-than-temporary impairment charges on financial assets

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Other-than-temporary impairment charges on financial assets	$(82)	-

Beginning in May 2006, we gave a specific mandate to Credit Suisse Securities LLC to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware that Credit Suisse Securities LLC had deviated from our instructions and that our account had been credited with investments in unauthorized Auction Rate Securities. In the fourth quarter of 2007, we registered a $46 million charge due to a decline in the fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.” Credit market developments have further negatively affected the valuation of Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. The entire portfolio has experienced an estimated $118 million decline in fair value as at September 27, 2008, of which $71 million was generated in the first nine months of 2008, with $3 million generated in the third quarter alone. This amount has been recorded as an additional other-than-temporary impairment charge during the period. In addition, we recorded a charge of $11 million on one Floating Rate Note investment. See more details in paragraph “Liquidity and Capital resources.”

Earnings (loss) on equity investments

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Earnings (loss) on equity investments	$(350)	$12

Our loss on equity investments was impacted by the loss recorded on our Numonyx investment, which was primarily composed of a $300 million other-than-temporary impairment resulting from the deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, and a $44 million equity loss related to our share of the second quarter 2008 Numonyx loss recognized in our third quarter pursuant to one-quarter lag reporting.

Income tax benefit (expense)

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Income tax benefit (expense)	$34	$(32)

During the first nine months of 2008, we registered an income tax benefit of $34 million, reflecting an estimated annual effective tax rate for recurring operations of approximately 15.2% before one-time elements. After one-time elements, this annual effective tax rate was estimated at approximately 14%. In the first nine months of 2007, we incurred a tax expense of $32 million.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries. As such benefits may not be available in the future due to changes in the laws of the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net loss

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(unaudited, in millions)
Net loss	$(421)	$(496)
As a percentage of net revenues	(5.6)%	(6.8)%

For the first nine months of 2008, we reported a net loss of $421 million, compared to a net loss of $496 million in the first nine months of 2007. The first nine months of 2008 was negatively impacted by the impairment charge associated with our equity investment in Numonyx, the additional loss recorded for the FMG deconsolidation, the one-time elements of the purchase accounting used for the NXP wireless business and the adverse impact of fluctuations in the U.S. dollar exchange rate. During the same period in 2007, there was a significant amount of impairment on the FMG deconsolidation since those assets were reclassified for sale, significant restructuring charges and a significant negative effect due to the weakening U.S. dollar exchange rate. Loss per share for the first nine months of 2008 was $(0.47). Impairment charges, restructuring charges and other specific items accounted for a $(0.97) loss per diluted share in the first nine months of 2008, while they accounted for $(1.03) per diluted share in the same period in the prior year.

Legal Proceedings

We are currently a party to legal proceedings with SanDisk Corporation.

On October 15, 2004, SanDisk filed a complaint for patent infringement and a declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleged that our products infringed on a single SanDisk U.S. patent (Civil Case No. C 04-04379JF). By an order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim, pending final determination in an action filed contemporaneously by SanDisk with the United States International Trade Commission (“ITC”), which covered the same patent claim asserted in Civil Case No. C 04-04379JF. The ITC action was subsequently resolved in our favor. On August 2, 2007, SanDisk filed an amended complaint in the United States District Court for the Northern District of California adding allegations of infringement with respect to a second SanDisk U.S. patent which had been the subject of a second ITC action and which was also resolved in our favor. On September 6, 2007, we filed an answer and a counterclaim alleging various federal and state antitrust and unfair competition claims. SanDisk filed a motion to dismiss our antitrust counterclaim, which was denied on January 25, 2008. Following an additional appeal by SanDisk on October 17, 2008, the Court issued an order confirming our antitrust cause of action, but also granting SanDisk’s summary judgment motion with respect to our claim for sham litigation and unfair competition. The decision regarding the trial schedule remains to be set.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO, Dr. Eli Harari, before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, the assignment or co-ownership of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to strike our claim for unfair competition, which were both denied by the trial court. SanDisk appealed these rulings and also moved to stay the case pending resolution of the appeal. On January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California, County of Santa Clara. On August 7, 2007, the California Court of Appeals affirmed the Superior Court’s decision denying SanDisk’s motion to strike our claim for unfair competition. SanDisk appealed this ruling to the California Supreme Court, which refused to hear it. The trial date has recently been set for September 8, 2009.

With respect to the lawsuits with SanDisk as described above, and following two prior decisions in our favor taken by the ITC, we have not identified any risk of probable loss that is likely to arise out of the outstanding proceedings.

We are also a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that we are liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that we are liable for unpaid royalties as a result. In April and May 2007, the United States Patent and Trademark Office (“PTO”) initiated reexaminations in response to the reexamination requests. A final decision regarding the reexamination requests is pending.

On April 17, 2007, Tessera filed a complaint against us, Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337, entitled In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, Inv. No. 337-TA-605. The PTO’s Central Reexamination Unit has issued office actions rejecting all of the asserted patent claims on the grounds that they are invalid in view of certain prior art. Tessera is contesting these rejections, and the PTO has not made a final decision. On February 25, 2008, the administrative law judge issued an initial determination staying the ITC proceeding pending completion of these reexamination proceedings. On March 28, 2008, the ITC reversed the administrative law judge and ordered him to reinstate the ITC proceeding. Trial proceedings took place from July 14, 2008 to July 18, 2008. The Initial Determination was due no later than October 20, 2008, but has now been postponed until December 1, 2008.

Furthermore, recently we have, along with several other companies such as Freescale, NXP Semiconductor, Grace Semiconductor, National Semiconductor, Spansion and Elpida, been sued by LSI Corp. before the International Trade Commission in Washington. The lawsuit follows LSI Corp.’s purchase of Agere Systems Inc. and alleges infringement of a single Agere US process patent (US 5,227,335). The International Trade Commission initiated an investigation in May 2008 and has set a March 2009 trial date. A claim for patent infringement before the Eastern District of Texas relating to the same LSI patents has been stayed pending outcome of the ITC case. We have requested that the LSI/Agere case be dismissed based on the argument that the patent is licensed to us.

Other Litigation

In September 2006, after our internal audit department uncovered fraudulent foreign exchange transactions not known to us performed by our former Treasurer and resulting in payments by a financial institution of over 28 million Swiss Francs in commissions for the personal benefit of our former Treasurer, we filed a criminal complaint before the Public Prosecutor in Lugano, Switzerland. Following such complaint, our former Treasurer was arrested in November 2006 and on February 12, 2008 sentenced to three and one-half years imprisonment. Following the evidence uncovered during the trial which led to the decision of February 12, 2008 which is currently under appeal on legal grounds, we have declared ourselves a plaintiff in a new action launched in April 2008 by the Public Prosecutor in Lugano, against directors of Credit Suisse for falsification of documentation. This action could help us in recovering from Credit Suisse amounts not refunded by our former Treasurer by further highlighting responsibility of the bank in the fraud. To date, we have recovered over half of the illegally paid commissions.

In February 2008, following unauthorized purchases for our account of certain Auction Rate Securities, we initiated arbitration proceedings against Credit Suisse Securities LLC seeking to reverse the unauthorized purchases and recover all losses in our account, including, but not limited to, the $118 million impairment posted to date. These proceedings are set to commence on December 1, 2008. We have also filed an action in district court against Credit Suisse Group, which is currently being contested.

Related-Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of Commissariat de l’Energie Atomique (“CEA”), one of the members of our Supervisory Board is the Chairman and

CEO of France Telecom, one is a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members is the CEO of Groupe Bull, one of the members of the Supervisory Board is also a member of the supervisory board of BESI and one of the members of the Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint research and development partnership agreement with Leti, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson, Flextronics and a subsidiary of Groupe Bull. We believe that each of these arrangements and transactions are made on an arms-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate weakened during the first nine months of 2008, particularly against the Euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our consolidated statements of income for the first nine months of 2008 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.52 for €1.00 in the first nine months of 2008 compared to $1.33 for €1.00 in the first nine months of 2007. Our effective average rate of the Euro to the U.S. dollar was $1.54 for €1.00 for the third quarter of 2008 and $1.55 for €1.00 in the second quarter of 2008 while it was $1.36 for €1.00 for the third quarter of 2007. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.

As of September 27, 2008, the outstanding hedged amounts were €272.5 million to cover manufacturing costs and €262.5 million to cover operating expenses, at an average rate of about $1.50 and $1.51 for €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from October 2, 2008 to February 9, 2009. As of September 27, 2008, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred loss of approximately $7 million after tax, recorded in “Other comprehensive income” in shareholders’ equity, compared to a deferred gain of approximately $3 million after tax as at June 28, 2008 and to a deferred gain of approximately $8 million after tax as at December 31, 2007.

Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk,” in the Form 20-F as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the first nine months of 2008, as a result of cash flow hedging, we recorded a net gain of $30 million, consisting of a gain of $10 million to research and development expenses, a gain of $17 million to costs of goods sold and a gain of $3 million to selling, general and administrative expenses, while in the first nine months of 2007, we recorded a net gain of $20 million. In the third quarter of 2008, the impact was not material to the P&L, since it was the result of a net gain of $2 million to costs of goods sold and a net loss of $1 million to research & development expenses, compared to a net gain of $1 million in the third quarter of 2007, and a gain of $18 million in the second quarter of 2008.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $19 million in “Other income and expenses, net” in the first nine months of 2008.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At September 27, 2008, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” in the Form 20-F as may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term Zero coupon convertible bonds (with a fixed rate of 1.5%), our Floating Rate Note, which is fixed quarterly at a rate of LIBOR + 40bps, and EIB Floating Rate Loans for a total of $540 million. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with Floating Rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%, partially offsetting the interest rate mismatch of the 2016 Convertible Bond. We also have $250 million of restricted cash at a fixed rate formally associated with Hynix Semiconductor. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

As of September 27, 2008, our cash and cash equivalents generated an average interest income rate of 3.93%. The fair value of the swaps as of September 27, 2008 was positive for $15 million since they were executed at higher than current market rates (the 8-year U.S. swap interest rate was 4.44%). In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our consolidated statements of income was a gain of $1 million in the first nine months of 2008, which represents the ineffective part of the hedge. This amount was recorded in “Other income and expenses, net.” These cancelable swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.

We may in the future enter into further cancellable swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk” included in the Form 20-F, as may be updated from time to time in our public filings.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” included in the Form 20-F, as may be updated from time to time in our public filings.”

In the third quarter of 2007, we determined that since unauthorized investments in Auction Rate Securities other than in the U.S. federally-guaranteed student loan program experienced auction failure since August such investments were to be more properly classified on our consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents” as done in previous periods. The revision of the consolidated statement of cash flows for the nine months ended September 29, 2007 affects ”Cash and cash equivalents at the beginning of the period” which was restated from $1,963 million to $1,659 million following the restatement performed on the December 31, 2006 financial statements, as described in the Form 20-F. The revision of consolidated statements of cash flows for the three months ended September 29, 2007 affects the “Cash and cash equivalents at the beginning of the period”, which was restated from $1,849 million to $1,374 million following the restatement performed on June 30, 2007 financial statements. We believe that investments made for our account in Auction Rate Securities other than U.S. federally-guaranteed student loans have been made without our due authorization and in 2008, we initiated arbitration proceedings against Credit Suisse Securities LLC seeking to reverse the unauthorized purchases and to recover all losses in our account, including, but not limited to, the $118 million impairment posted to date.

As of September 27, 2008, we had $868 million in cash and cash equivalents, $726 million in marketable securities as current assets, composed of senior debt Floating Rate Notes issued by primary financial institutions, $250 million as restricted cash and $297 million as non-current assets invested in Auction Rate Securities. At June 28, 2008, cash and cash equivalents were $2,136 million and at December 31, 2007 they were $1,855 million.

As of September 27, 2008, we had $726 million in marketable securities as current assets, with primary financial institutions with a minimum rating of A1/A. They are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity, except if deemed to be other-than temporary. For that reason, as at September 27, 2008, after recent economic events and given our exposure to Lehman Brothers’ senior unsecured bonds for a maximum amount of €15 million, we recorded an other-than-temporary charge of $11 million, which represents 50% of the face value of these Floating Rate Notes, according to recovery rate calculated from a major credit rating company. The change in fair value of all other current marketable securities amounted to approximately $15 million after tax as of September 27, 2008. We sold $127 million of these instruments in the third quarter of 2008. Marketable securities as current assets amounted to $898 million as of June 28, 2008, while we had $1,014 million as of December 31, 2007. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income (expense), net.

As of September 27, 2008, we had Auction Rate Securities in an amount of $297 million with a par value of $415 million. These securities represent interest in collateralized obligations and other commercial obligations. In the fourth quarter of 2007, we registered a decline in the fair value of these Auction Rate Securities and considered such  decline as “Other-than-temporary.” Recent credit concerns arising in the capital markets have reduced the ability to liquidate Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. As the entire portfolio has experienced an estimated $118 million decline in fair value as at September 27, 2008, we recorded an additional other-than-temporary impairment charge of $3 million in the third quarter of 2008 on top of the charge registered in the first half of 2008. The fair value measure of these securities was based on publicly available indices of securities with the same rating and comparable/similar underlying collaterals or industries exposure (such as ABX, ITraxx and IBoxx. Until December 31, 2007, the fair value was measured: (i) based on the weighted average of available information in public indices as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different valuations at 80% and 20%, respectively. In the third quarter of 2008, no prices for these securities were available from the financial institutions. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. After the $3 million impairment charge recorded in quarter ended September 27, 2008, our Auction Rate Securities have, therefore, an estimated fair value of approximately $297 million.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs with net cash generated from operating activities.

During the first nine months of 2008, as a result of the payments made for the wireless business from NXP and for Genesis, we registered a decrease in our cash and cash equivalents of $987 million. In addition, we have distributed $161 million of dividends and repurchased $231 million of treasury shares.

The evolution of our cash flow for each of the respective periods is as follows:

	Nine Months Ended
	September 27, 2008	September 29, 2007
	(in millions)
Net cash from operating activities	$1,332	$1,451
Net cash used in investing activities	(2,245)	(1,189)
Net cash used in financing activities	(69)	(303)
Effect of change in exchange rates	(5)	32
Net cash increase (decrease)	$(987)	$(9)

Net cash from operating activities. As in prior periods, the major source of liquidity during the first nine months of 2008 was cash provided by operating activities. Our net cash from operating activities totaled $1,332 million in the first nine months of 2008, decreasing compared to $1,451 million in the first nine months of 2007 due to a lower level of profitability from operations resulting from the negative impact of the U.S. dollar exchange rate. Changes in our operating assets and liabilities resulted in a use of cash in the amount of $78 million in the first nine months of 2008, compared to $107 million of net cash used in the first nine months of 2007.

Net cash used in investing activities. Net cash used in investing activities was $2,245 million in the first nine months of 2008, compared to the $1,189 million used in the first nine months of 2007. Payments for business acquisitions, net of cash received, were the main utilization of cash in the first nine months of 2008, including the NXP wireless business for $1,517 million and Genesis for $170 million. Payments for purchases of tangible assets were $777 million for the first nine months of 2008, an increase of over $735 million in the first nine months of 2007 primarily as a result of the repurchase of the Crolles2 equipment from our partners, which was completed in the third quarter of 2008. The first nine months of 2007 payments included $708 million purchase of marketable securities and were net of $250 million proceeds from matured short-term deposits and $100 million proceeds from marketable securities. We did not purchase any marketable securities in the first nine months of 2008, although we sold $287 million of Floating Rate Notes.

Net cash used in financing activities. Net cash used in financing activities was $69 million in the first nine months of 2008 decreasing compared to $303 million used in the first nine months of 2007. The variance is due to the following factors: as at September 27, 2008, we had paid only one half of the dividends to shareholders, equivalent to $161 million, while the total amount of the prior year’s dividend ($269 million) had already been paid as at September 29, 2007; during 2008, we started our shares repurchase program, spending an aggregate amount of $231 million; and we contracted some new long-term loans, primarily with the European Investment Bank for $336 million.

Net operating cash flow. We also present net operating cash flow defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Three months ended	Nine Months Ended
	September 27, 2008	September 27, 2008	September 29, 2007
	(in millions)
Net cash from operating activities	$414	$1,332	$1,451
Net cash used in investing activities	(1,664)	(2,245)	(1,189)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	(127)	(287)	390
Net operating cash flow	$(1,377)	$(1,200)	$652

We had unfavorable net operating cash flow of $(1,200) million in the first nine months of 2008, decreasing compared to net operating cash flow of $652 million in the first nine months of 2007. This decrease is primarily due to the payments for the NXP wireless business (in the third quarter of 2008) and Genesis (in the first quarter of 2008) which totaled $1,687 million – net of available cash. Excluding these payments, our net operating cash flow would have been $487 million in the first nine months of 2008 and $140 million in the third quarter of 2008.

Capital Resources

Net financial position

We define our net financial position as the difference between our total cash position (cash, cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Unaudited Interim Consolidated Balance Sheets as at September 27, 2008:

	As at
	September 27, 2008	June 28, 2008	December 31, 2007	September 29, 2007
	(in millions)
Cash and cash equivalents, net of bank overdrafts	$868	$2,136	$1,855	$1,650
Marketable securities, current	726	898	1,014	1,389
Restricted cash	250	250	250	250
Marketable securities, non-current	297	300	369	-
Total cash position	2,141	3,584	3,488	3,289
Current portion of long-term debt	(63)	(153)	(103)	(74)
Long-term debt	(2,487)	(2,313)	(2,117)	(2,099)
Total financial debt	(2,550)	(2,466)	(2,220)	(2,173)
Net financial position	$(409)	$1,118	$1,268	$1,116

The net financial position as of September 27, 2008 resulted in a net cash deficit of $409 million, representing a significant decrease from the positive cash position of $1,118 as of June 28, 2008 due to the payment made for the NXP wireless deal. In the same period, our total cash position decreased significantly to $2,141 million while total financial debt increased to $2,550 million.

On July 28, 2008 we closed our previously announced deal to create a joint venture company with NXP from our wireless operations, which resulted in our providing a cash payment, net of cash received, of $1,517 million to NXP. Following the announcement of the transaction with EMP, we anticipate the acceleration of the call option to purchase NXP’s 20% interest in our wireless joint-venture company, however, in such event, we would expect to receive cash proceeds from EMP. We also expect additional use of cash in the coming quarter due to our common share repurchase program and our upcoming payment of the remaining half of cash dividend.

At September 27, 2008, the aggregate amount of our long-term debt was $2,550 million, including $1,029 million of our 2016 Convertible Bonds and $729 million of our 2013 Senior Bonds (corresponding to the €500 million at issuance), while we nearly entirely redeemed our 2013 Convertible Bonds. Additionally, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $800 million, which was not used at September 27, 2008. We also had two committed credit facilities with the European Investment Bank as part of a R&D funding program. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million as at September 27, 2008. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D Italy, was drawn for $200 million as at September 27, 2008, with €121 million ($180 million equivalent) of available commitment left. We also maintain uncommitted foreign exchange facilities totaling $800 million as at September 27, 2008. Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 14 to our Consolidated Financial Statements.

As of September 27, 2008, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Total	1 year	2 years	3 years	4 years	5 years	6 years	Thereafter
	(in millions)
Long-term debt (including current portion)	$2,550	$63	$203	$1,127	$90	$819	$86	$162

As of September 27, 2008, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR(1)	A-
Zero Coupon Senior Convertible Bonds due 2016	Baa1	A-
Floating Rate Senior Bonds due 2013	Baa1	A-

 __________

(1)	Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.

On April 11, 2008, Moody’s Investors Service and Standard & Poor’s Ratings Services put our ratings “on review for possible downgrade” and “on CreditWatch with negative implications,” respectively. On June 24, 2008 Standard and Poor’s Rating Services affirmed the “A-” rating. On June 25, 2008 Moody’s Investors Service downgraded our senior debt rating from “A3” to “Baa1.”

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of September 27, 2008, and for each of the five years to come and thereafter, were as follows(1):

	Total	2008	2009	2010	2011	2012	2013	Thereafter
Operating leases(2)	$487	$38	$93	$71	$64	$56	$64	$101
Purchase obligations(2)	$554	452	79	17	6
of which:
Equipment and other asset purchase	$170	133	37
Foundry purchase	$168	168
Software, technology licenses and design	$216	151	42	17	6
Other obligations(2)(6)	$192	43	74	43	13	10	7	2
Long-term debt obligations (including current portion)(3)(4)(5) of which:	$2,550	63	203	1,127	90	819	86	162
Capital leases(3)	$17	2	6	6	2
Pension obligations(3)	$301	8	38	29	28	23	25	150
Other non-current liabilities(3)	$323	6	29	31	17	87	8	145
Total	$4,407	$610	$516	$1,318	$218	$995	$190	$560

 __________

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.
(2)	Items not reflected on the Unaudited Consolidated Balance Sheet at September 27, 2008.
(3)	Items reflected on the Unaudited Consolidated Balance Sheet at September 27, 2008.
(4)	See Note 14 to our Unaudited Consolidated Financial Statements at September 27, 2008 for additional information related to long-term debt and redeemable convertible securities.
(5)
Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

(6)	As not yet firmly determinable, no amount was input regarding the put option to repurchase 20% from NXP of ST-NXP Wireless joint-venture.

As a consequence of our July 10, 2007 announcement concerning the planned closures of certain of our manufacturing facilities, the future shutdown of our plants in the United States will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees.

Operating leases are mainly related to building leases and to equipment leases as part of the Crolles2 equipment repurchase which has been finalized in the third quarter of 2008. The amount disclosed is composed of minimum payments for future leases from 2008 to 2013 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to a cooperation agreement. On January 17, 2008 we acquired effective control of Genesis. There remains a commitment of $5 million related to a retention program.

As part of the agreement with NXP, beginning three years following the establishment of the venture, we have the right to purchase NXP's 20% interest for cash and NXP has the right to put its 20% interest to us for cash. The pricing of the put and call are based upon certain multiples of trailing twelve-month revenues and EBITDA through the end of the month preceding the exercise. While there is a significant spread between the multiples, it was intended that such multiples represent the high and low end of a range of fair market values. Under both the put and the call, 25% of the exercise price is determined based upon revenues and 75% is based upon EBITDA. We also had the right of an accelerated call in the event that we agreed to a further venture between the ST-NXP Wireless joint venture and EMP. Following the agreement with Ericsson to set up a new joint venture combing ST-NXP Wireless and EMP, and Ericsson’s desire to limit the ownership of the new venture to us and EMP, it was agreed that we would have a call on the NXP interest at multiples of revenue and EBITDA that represent the average of the multiples specified in the normal put and call provisions described above. In August, we announced that we had reached agreement with Ericsson for the creation of the new venture and have advised NXP that, given Ericsson’s preference to limit ownership of the new venture to only us and EMP, we intend to exercise the accelerated call provision. As the amount of the payment for the call provision cannot be determined firmly as at September 27, 2008 given the underlying conditions, we did not report any figure for this matter in the above table.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. On August 5, 2008, we were required to repurchase 2,317 convertible bonds, at a price of $975.28 each. This resulted in a cash payment of $2 million. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at September 27, 2008 corresponding to the remaining 188 bonds valued at August 5, 2010 redemption price.

In February 2006, we issued $1,131 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate was 43.363087 corresponding to 42,235,646 equivalent shares. At our annual general meeting of shareholders held on May 14, 2008, our shareholders approved a cash dividend distribution of $0.36 per share. The payment of this dividend gave rise to a change in the conversion rate thereof. The new conversion rate is 43.833898, corresponding to 42,694,216 equivalent shares.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.

Pension obligations and termination indemnities amounting to $301 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 16 to our Consolidated Financial Statements. In addition, following the FMG deconsolidation, we contractually agreed to maintain in our books the existing defined benefit plan obligation of one of the deconsolidated entities, which was classified as a non-current liability for $37 million (see below) as at September 27, 2008. The FMG deconsolidation did not trigger any significant curtailment gain. As part of the integration of the NXP wireless business, we assumed liabilities related to pension for an amount of approximately $19 million.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include, following the FMG deconsolidation as at September 27, 2008, a long-term liability for capacity rights amounting to $78 million and a $69 million guarantee liability based on the fair value of the term loan over 4 years with effect of the savings provided by the guarantee.

Off-Balance Sheet Arrangements

At September 27, 2008, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 14 to our Unaudited Interim Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.

We have no other material off-balance sheet arrangements at September 27, 2008.

Financial Outlook

We are reconfirming our target to have capital expenditures represent approximately 10% of sales in 2008; we, therefore, currently expect that capital spending for 2008 will decrease compared to the $1.14 billion spent in 2007. As of September 27, 2008, the amount of capital expenditures amounted to $735 million. The most significant of our 2008 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) a specific program of capacity growth devoted to MEMS in Agrate (Italy) and mixed technologies in Agrate and Catania (Italy) to support the significant growth opportunity in these technologies; (ii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio (HCMOS derivatives and mixed signal) required by our strategic customers; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to increasing our assembly and testing capacity, to the technology evolution to support the IC’s path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to preparing the room for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

As part of the agreement with NXP, beginning three years following the establishment of the venture, we have the right to purchase NXP's 20% interest for cash and NXP has the right to put its 20% interest to us for cash. The pricing of the put and call are based upon certain multiples of trailing twelve-month revenues and EBITDA through the end of the month preceding the exercise. While there is a significant spread between the multiples, it was intended that such multiples represent the high and low end of a range of fair market values. Under both the put and the call, 25% of the exercise price is determined based upon revenues and 75% is based upon EBITDA. We also had the right of an accelerated call in the event that we agreed to a further venture between the ST-NXP Wireless joint venture and EMP. Following the agreement with EMP to set up a new JV, and EMP’s desire to limit the ownership of the new venture to us and EMP it was agreed that we would have a call on the NXP interest at multiples of revenue and EBITDA that represent the average of the multiples specified in the normal put and call provisions described above. In August, we announced that we had reached agreement with EMP for the creation of the new venture and have advised NXP that, given EMP's preference to limit ownership of the new venture to only us and EMP, we intend to exercise the accelerated call provision.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

Impact of Recently Issued U.S. Accounting Standards

(a) Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the Financial Accounting Standards Board issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually, which do not include goodwill. We adopted FAS 157 on January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for specified categories of instruments. We did not record, upon adoption, any adjustment to retained earnings since we do not hold any of these categories of instruments. In the first quarter of 2008, we reassessed fair value on financial assets and liabilities in compliance with FAS 157, including the valuation of available-for-sale securities for which no observable market price is obtainable. Management estimates that the measure of fair value of these instruments, even if using certain entity-specific assumptions, is in line with an FAS 157 fair value hierarchy. We are also assessing the future impact of FAS 157 when adopted for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, we are currently reviewing our goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity. Based on our preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event our strategic plan could necessitate changes in the product portfolios, upon the final date of adoption of FAS 157.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We adopted FAS 159 on January 1, 2008 and have not elected to apply the fair value option on any of our assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). This issue states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. We adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have any impact on our financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. We adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on our financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. We adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on our financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounted for at fair value through earnings under U.S. GAAP. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007. We adopted SAB 109 in the first quarter of 2008 and have no written loan commitments to which the standard applies.

In January 2008, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”). SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007. SAB 110 is not relevant to our operations since we redefined in 2005 our compensation policy by no longer granting stock options but rather issuing nonvested shares.

(b) Accounting pronouncements expected to impact our operations that are not yet effective and that we did not adopt early

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase,” instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and

FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. We are currently evaluating the effect the adoption of these statements will have on our financial position and results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We will adopt FAS 161 in the first quarter of 2009 and are currently reviewing the new disclosure requirements and their impact on our financial statements.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We will adopt FAS 162 when effective but management does not expect that FAS 162 will have a material effect on our financial position and results of operations.

(c) Accounting pronouncements that are not yet effective and are not expected to impact our operations

•	EITF 07-1, Accounting for Collaborative Arrangements

•	EITF 07-4, Application of the Two-Class Method under FAS 128 to Master Limited Partnerships

•	FAS 163, Accounting for Financial Guarantee Insurance Contracts

•	EITF 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock

•	EITF 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreements

•	EITF 08-5, Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.

Equity investments

Hynix ST Joint Venture

In 2004, we signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and we contributed $250 million for a 33% equity interest. Additionally, we originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. We made the total $250 million capital contribution as previously planned in the joint venture agreement in 2006. We accounted for our share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture through the first quarter of 2008.

In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, our equity interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007, the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet, as it was to be transferred to Numonyx upon the formation of that company, as described below.

Due to regulatory and withholding tax issues we could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, we entered into a ten-year term debt guarantee agreement with an external financial institution through which we guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes us placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. In 2006, we placed $218 million of cash on the guarantee deposit account. In the first nine months of 2007, we placed the remaining $32 million of cash, which totaled $250 million as at September 27, 2008 and was reported as “Restricted cash” on the consolidated balance sheet.

The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 27, 2008, and we reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the FMG deconsolidation do not include the transfer of the guarantee.

Our current maximum exposure to loss as a result of its involvement with the joint venture is limited to our indirect investment through Numonyx and the debt guarantee commitments.

Numonyx

In 2007, we announced that we had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of our Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, we would sell our flash memory assets, including our NAND joint venture interest and other NOR resources, to the new company, which will be called Numonyx Holdings B.V. (“Numonyx”), while Intel will sell its NOR assets and resources. Pursuant to the signature of the agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, we reclassified in 2007 the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale”. Coincident with this classification, we reported an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell, of which $858 million was recorded in the first nine months ended September 29, 2007, on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, we contributed our flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 13. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, we incurred an additional pre-tax loss of $191 million for the first nine months of 2008, which was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income. The total loss calculation also included a provision of $139 million to reflect the value of rights granted to Numonyx to use certain assets retained by us. No remaining amounts related to the FMG deconsolidation was reported as current assets on the line “Assets held for sale” of the consolidated balance sheet as of September 27, 2008.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. We and Intel have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 27, 2008.

We account for our share in Numonyx under the equity method based on the actual results of the venture. In the valuation of Numonyx investment under the equity method, we apply a one-quarter lag reporting. Consequently, equity gain (loss) related to Numonyx earnings for the second quarter of 2008 have been reported by us in the third quarter of 2008. As such, we recorded in the third quarter of 2008 on the line “Earnings (loss) on equity investment” a $4 million decrease to Numonyx equity investment related to interest expense on the Subordinated notes and corresponding to our equity interest in the financial expense of Numonyx, as described in Note 8. For the first nine months ended September 27, 2008 we reported on the line “Earnings (loss) on equity investments” on our consolidated statements of income $44 million of equity loss in Numonyx equity investment. Additionally, due to the deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we recorded an other-than-temporary impairment charge of $300 million on our investment in Numonyx during the third quarter of 2008. At September 27, 2008, our investment in Numonyx, including the amount of the debt guarantee, amounted to $691 million.

Our current maximum exposure to loss as a result of our involvement with Numonyx is limited to our equity investment, our investment in subordinated notes and our debt guarantee obligation.

 Backlog and Customers

During the third quarter of 2008, we registered a decrease in the level of bookings (including frame orders) compared to the previous period, due to the negative impact of the current downturn in the industry. As a result, backlog (including frame orders) decreased and we entered the fourth quarter of 2008 with a backlog lower than in the previous quarter. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders, etc., and thus, is not necessarily indicative of billing amount or growth for the year.

In the third quarter of 2008, we had several large customers, with the Nokia Group of companies being the largest, accounting for approximately 19% of our revenues, compared to 21% in the third quarter of 2007. There is no guarantee that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not to confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of September 27, 2008:

Year	Transaction	Number of shares	Nominal value (Euro)	Cumulative amount of capital (Euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital (Euro)	Amount of issue premium (Euro)	Cumulative —issue premium (Euro)

December 31, 2007	Exercise of options	135,487	1.04	946,705,157	910,293,420	140,907	1,722,328	1,756,254,982
September 27, 2008	Exercise of options	13,885	1.04	946,719,597	910,307,305	14,440	-	1,756,254,982

As of September 27, 2008, we had 910,307,305 shares outstanding, including 26,846,978 shares owned as treasury stock to be used in our share repurchase program, of which 12,813,188 was acquired in the third quarter of 2008. We also had outstanding stock options exercisable into the equivalent of 41,316,780 common shares and 11,807,537 Unvested Stock Awards to be vested on treasury stock. Upon fulfillment of the respective predetermined criteria, the first tranche of stock awards granted under our 2007 stock-based plan vested on April 26, 2008, and the second tranche and the last tranche of stock awards granted under our 2006 and 2005 stock-based plans, respectively, vested on April 27, 2008. For full details of quantitative and qualitative information, see Item 6. Directors, “Senior Management and Employees” as set forth in the Form 20-F, as may be updated from time to time in our public filings, and see Notes 15 and 18 to our Unaudited Interim Consolidated Financial Statements.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

As part of their evaluations, our Chief Executive Officer and Chief Financial Officer rely on the report and certification of our Chief Compliance Officer to whom the internal audit and compliance activities have directly reported since December 2007. Apart from the above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in “Overview–Business Outlook” and in “Liquidity and Capital Resources–Financial Outlook” and elsewhere in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
further deterioration on the worldwide financial markets, economic recession in one or more of the world’s major economies and the effect on demand for semiconductor products in the key application markets and from key customers served by our products, which in turn makes it extremely difficult to accurately forecast and plan future business activities;

•
our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs particularly at a time of decreasing demand for our products due to decline in demand for semiconductor products;

•	pricing pressures which are highly variable and difficult to predict;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual-property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•	our ability to close as planned the merger of ST-NXP Wireless with Ericsson Mobile Platforms as announced on August 20, 2008;

•
the effects of hedging, which we practice in order to minimize the impact of variations between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure in the currently very volatile currency environments;

•	our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed, incurred in currencies other than US dollars;

•	our ability to restructure in accordance with our plans if unforeseen events require adjustments or delays in implementation;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing, execution and associated costs for the announced transfer of manufacturing from facilities designated for closure and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate; and

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in Item 3. “Key Information—Risk Factors” in the Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Pages
Consolidated Statements of Income for the Three Months and Nine Months Ended September 27, 2008 and September 29, 2007 (unaudited)	F-1
Consolidated Balance Sheets as of September 27, 2008 (unaudited) and December 31, 2007 (audited)	F-3
Consolidated Statements of Cash Flows for the Nine Months Ended September 27, 2008 and September 29, 2007 (unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Equity (unaudited)	F-5
Notes to Interim Consolidated Financial Statements (unaudited)	F-6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 12, 2008	By:	/s/ Carlo Bozotti
		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board

 Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2008:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes; and
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	September 27,	September 29,
In millions of U.S. dollars except per share amounts	2008	2007

Net sales	2,687	2,555
Other revenues	9	10
Net revenues	2,696	2,565
Cost of sales	(1,737)	(1,663)
Gross profit	959	902
Selling, general and administrative	(297)	(272)
Research and development	(602)	(442)
Other income and expenses, net	17	24
Impairment, restructuring charges and other related closure costs	(22)	(31)
Operating income	55	181
Other-than-temporary impairment charge on financial assets	(14)	-
Interest income, net	8	22
Earnings (loss) on equity investments	(344)	3
Income (loss) before income taxes and minority interests	(295)	206
Income tax benefit (expense)	15	(18)
Income (loss) before minority interests	(280)	188
Minority interests	(9)	(1)
Net income (loss)	(289)	187

Earnings (Loss) per share (Basic)	(0.32)	0.21
Earnings (Loss) per share (Diluted)	(0.32)	0.20

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(unaudited)
	September 27,	September 29,
In millions of U.S. dollars except per share amounts	2008	2007

Net sales	7,528	7,233
Other revenues	38	25
Net revenues	7,566	7,258
Cost of sales	(4,828)	(4,733)
Gross profit	2,738	2,525
Selling, general and administrative	(882)	(803)
Research and development	(1,581)	(1,322)
Other income and expenses, net	56	20
Impairment, restructuring charges and other related closure costs	(390)	(949)
Operating loss	(59)	(529)
Other-than-temporary impairment charge on financial assets	(82)	-
Interest income, net	48	57
Earnings (loss) on equity investments	(350)	12
Loss before income taxes and minority interests	(443)	(460)
Income tax benefit (expense)	34	(32)
Loss before minority interests	(409)	(492)
Minority interests	(12)	(4)
Net Loss	(421)	(496)

Loss per share (Basic)	(0.47)	(0.55)
Loss per share (Diluted)	(0.47)	(0.55)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	September 27,	December 31,
In millions of U.S. dollars	2008	2007
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	868	1,855
Marketable securities	726	1,014
Trade accounts receivable, net	1,520	1,605
Inventories, net	1,787	1,354
Deferred tax assets	252	205
Assets held for sale	-	1,017
Receivables for transactions performed on-behalf, net	72	-
Other receivables and assets	694	612
Total current assets	5,919	7,662
Goodwill	1,030	290
Other intangible assets, net	904	238
Property, plant and equipment, net	5,065	5,044
Long-term deferred tax assets	370	237
Equity investments	691	-
Restricted cash	250	250
Non-current marketable securities	297	369
Other investments and other non-current assets	458	182
	9,065	6,610
Total assets	14,984	14,272

Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	63	103
Trade accounts payable	1,156	1,065
Other payables and accrued liabilities	1,165	744
Dividends payable to shareholders	163	-
Deferred tax liabilities	19	11
Accrued income tax	142	154
Total current liabilities	2,708	2,077

Long-term debt	2,487	2,117
Reserve for pension and termination indemnities	301	323
Long-term deferred tax liabilities	109	14
Other non-current liabilities	323	115
	3,220	2,569
Total liabilities	5,928	4,646
Commitment and contingencies
Minority interests	290	53

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 883,460,327 shares outstanding)	1,156	1,156
Capital surplus	2,311	2,097
Accumulated result	4,444	5,274
Accumulated other comprehensive income	1,276	1,320
Treasury stock	(421)	(274)
Shareholders' equity	8,766	9,573

Total liabilities and shareholders' equity	14,984	14,272

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(unaudited)
	September 27,	September 29,
In millions of U.S. dollars	2008	2007

Cash flows from operating activities:
Net loss	(421)	(496)
Items to reconcile net loss and cash flows from operating activities:
Depreciation and amortization	1,009	1,079
Amortization of discount on convertible debt	13	13
Other-than-temporary impairment charge on financial assets	82	-
Other non-cash items	73	78
Minority interests	12	4
Deferred income tax	(41)	(13)
(Gain) Loss on equity investments	350	(12)
Impairment, restructuring charges and other related closure costs, net of cash payments	333	905
Changes in assets and liabilities:
Trade receivables, net	165	(36)
Inventories, net	(133)	9
Trade payables	101	(45)
Other assets and liabilities, net	(211)	(35)
Net cash from operating activities	1,332	1,451

Cash flows from investing activities:
Payment for purchase of tangible assets	(777)	(735)
Payment for purchase of marketable securities	-	(708)
Proceeds from sale of marketable securities	287	100
Proceeds from matured short-term deposits	-	250
Restricted cash for equity investments	-	(32)
Investment in intangible and financial assets	(68)	(64)
Payment for business acquisitions, net of cash and cash equivalents acquired	(1,687)	-
Net cash used in investing activities	(2,245)	(1,189)

Cash flows from financing activities:
Proceeds from long-term debt	387	82
Proceeds from repurchase agreements	249	-
Extinguishment of obligations under repurchase agreements	(249)	-
Repayment of long-term debt	(64)	(112)
Capital increase	-	2
Repurchase of common stock	(231)	-
Dividends paid	(161)	(269)
Dividends paid to minority interests	-	(6)
Net cash used in financing activities	(69)	(303)
Effect of changes in exchange rates	(5)	32
Net cash decrease	(987)	(9)
Cash and cash equivalents at beginning of the period	1,855	1,659
Cash and cash equivalents at end of the period	868	1,650

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In millions of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders'
	Stock	Surplus	Stock	Result	Income/(loss)	Equity

Balance as of December 31, 2006 (Audited)	1,156	2,021	(332)	6,086	816	9,747
Cumulative effect of FIN 48 adoption				(8)		(8)
Capital increase		2				2
Stock-based compensation expense		74	58	(58)		74
Comprehensive income (loss):
Net loss				(477)		(477)
Other comprehensive income, net of tax					504	504
Comprehensive income (loss)						27
Dividends, $0.30 per share				(269)		(269)
Balance as of December 31, 2007 (Audited)	1,156	2,097	(274)	5,274	1,320	9,573
Capital increase
Repurchase of common stock			(231)			(231)
Issuance of shares by subsidiary		149				149
Stock-based compensation expense		65	84	(84)		65
Comprehensive income (loss):
Net loss				(421)		(421)
Other comprehensive income, net of tax					(44)	(44)
Comprehensive income (loss)						(465)
Dividends, $0.36 per share				(325)		(325)
Balance as of September 27, 2008 (Unaudited)	1,156	2,311	(421)	4,444	1,276	8,766

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its statutory domicile in Amsterdam and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In the first quarter of 2008, as a direct result of closing a significant business disposal transaction on March 30, 2008, the Company decided to extend its first quarter reporting date by one day to March 30. This change had no material impact on the first quarter 2008 consolidated statement of income. The Company’s second quarter ended on June 28, its third quarter ended on September 27 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2007. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended

December 31, 2007, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2008.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, litigation and claims; valuation at fair value of acquired assets, including intangibles and amounts of in-process research and development (“IP R&D”), and assumed liabilities in a business combination; goodwill, investments and tangible assets as well as the impairment of their related carrying values; estimated value of the consideration to be received and used as fair value for the asset group classified as assets to be held for sale and the assessment of probability to realize the sale; measurement of the fair value of debt and equity securities classified as available-for-sale for which no observable market price is obtainable and assessment of other-than temporary charges on financial assets; valuation of equity investments under the equity method based on results reported by such entities, sometimes on a one-quarter lag, thus relying on their internal controls; valuation of the results and financial position of newly integrated subsidiaries when a significant part of the activity is performed and reported to us by the former controlling entity for a specified period under a transition services agreement; the valuation of minority interests, particularly in the case when a contribution in kind is part of a business combination giving rise to a minority interest; share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance; and the determination of the estimated amount of taxes to be paid for the full current year, including forecasted results of ordinary taxable income by jurisdiction; deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected. In the first quarter of 2008, the Company launched its first 300-mm production facility. Consequently, the Company assessed the useful life of its 300-mm manufacturing equipment, based on relevant economic and technical factors. The conclusion was that the appropriate depreciation period for such 300-mm equipment was 10 years. This policy was applied starting January 1, 2008.

5.	Recent Accounting Pronouncements

(a) Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the Financial Accounting Standards Board issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually, which do not include goodwill. The Company adopted FAS 157 on January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for specified categories of instruments. The Company did not record, upon adoption, any adjustment to retained earnings since it does not hold any of these categories of instruments. In the first quarter of 2008, the Company reassessed fair value on financial assets and liabilities in compliance with FAS 157, including the valuation of available-for-sale securities for which no observable market price is obtainable. Management estimates that the measure of fair value of these instruments, even if using certain entity-specific assumptions, is in line with an FAS 157 fair value hierarchy. The Company is also assessing the future impact of FAS 157 when adopted for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, the Company is currently reviewing its goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity. Based on the Company’s preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event the Company’s strategic plan could necessitate changes in the product portfolios, upon the final date of adoption of FAS 157.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company adopted FAS 159 on January 1, 2008 and has not elected to apply the fair value option on any of its assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). This issue states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”)

under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. The Company adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have any impact on its financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. The Company adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on its financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. The Company adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on its financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007. The Company adopted SAB 109 in the first quarter of 2008 and has no written loan commitments to which the standard applies.

In January 2008, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”). SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007. SAB 110 is not relevant to the Company’s operations since the Company redefined in 2005 its compensation policy by no longer granting stock options but rather issuing nonvested shares.

(b) Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase,” instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company is currently evaluating the effect the adoption of these statements will have on its financial position and results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities

(“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company will adopt FAS 161 in the first quarter of 2009 and is currently reviewing the new disclosure requirements and their impact on its financial statements.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US generally accepted accounting principles (“GAAP”). FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company will adopt FAS 162 when effective and management does not expect that FAS 162 will have a material effect on its financial position and results of operations.

(c) Accounting pronouncements that are not yet effective and are not expected to impact the Company’s operations:

•	EITF 07-1, Accounting for Collaborative Arrangements

•	EITF 07-4, Application of the Two-Class Method under FAS 128 to Master Limited Partnerships

•	FAS 163, Accounting for Financial Guarantee Insurance Contracts

•	EITF 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock

•	EITF 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreements

•	EITF 08-5, Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Research and development funding	21	35	64	61
Start-up costs	(3)	(4)	(10)	(19)
Exchange gain (loss), net	9	-	19	(3)
Patent litigation costs	(4)	(3)	(11)	(15)
Patent pre-litigation costs	(3)	(3)	(7)	(8)
Gain on sale of non-current assets, net	-	1	4	-
Other, net	(3)	(2)	(3)	4

Total Other income and expenses, net	17	24	56	20

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratable as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Following the passage of the French Finance Act for 2008, which included several changes to the research tax credit regime, beginning on January 1, 2008, French research tax credits that in prior years were accounted for as a reduction in income tax expense were deemed to be grants in substance. However, unlike other research and development funding, the amounts are determinable in advance and accruable as research expenditures are made. Therefore, these credits, which amounted to $50 million for the third quarter of 2008 and $123 million for the nine months ended September 27, 2008 were accounted for as a reduction of research and development expenses.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.  Phase-out costs for facilities during the closing stage are treated in the same manner.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency which are unhedged and which have a cash flow effect.

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

For the nine months ended September 27, 2008 “Other, net” included a $2 million income net of attorney and consultancy fees that the Company received in its ongoing pursuit to recover damages related to the case with its former Treasurer as previously disclosed.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

In the first nine months of 2008, the Company incurred impairment and restructuring charges related principally to the Flash memory asset disposal (“FMG deconsolidation”) and the manufacturing plan committed to by the Company in the second quarter of 2007 (the “2007 restructuring plan”).

In 2007, the Company announced it had entered into a definitive agreement with Intel to create a new independent semiconductor company, Numonyx, from the key assets of the Company’s and Intel’s Flash memory business, as described in Note 12. In 2007, upon meeting FAS 144 criteria for assets held for sale, the Company reclassified the to-be-contributed assets as current assets and started to incur impairment and restructuring charges related to the disposal of the memory business. On March 30, 2008 the Company closed the deal to create the Numonyx venture and to deconsolidate the FMG contributed assets accordingly.

The Company announced in the third quarter of 2007 that management had committed to a new restructuring plan. This plan is aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in past years, which include the 150-mm restructuring plan and the headcount reduction plan, this new manufacturing plan will pursue, among other initiatives: the transfer of 150-mm production from Carrollton, Texas to Asia, the transfer of 200-mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in the Company’s Bouskoura site. In 2008, upon receipt of certain offers by third parties, the Company has planned to sell its Phoenix facilities. Upon meeting FAS 144 criteria for assets held for sale in the second quarter of 2008, the Company reclassified the assets to be sold as current assets as at June 28, 2008 and incurred impairment charges related to their disposal. In the third quarter of 2008, the planned sale of the Phoenix assets was suspended by the potential buyer. Since the sale of the Phoenix assets was no longer deemed to be probable, the assets were reclassified as assets held for use as at September 27, 2008.

Impairment, restructuring charges and other related closure costs incurred in the third quarter of 2008 are summarized as follows:

	(Unaudited)
Three months ended on September 27, 2008
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	(38)	17	2	(19)
FMG deconsolidation	1	-	5	6
Goodwill annual impairment test	13	-	-	13
Other	6	16	-	22

Total impairment, restructuring charges and other related closure costs	(18)	33	7	22

	(Unaudited)
Nine months ended on September 27, 2008
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	76	55	4	135
FMG deconsolidation	191	2	14	207
Goodwill annual impairment test	13	-	-	13
Other	6	27	2	35

Total impairment, restructuring charges and other related closure costs	286	84	20	390

Impairment, restructuring charges and other related closure costs incurred in the third quarter of 2007 are summarized as follows:

	(Unaudited)
Three months ended on September 29, 2007
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	10	6	-	16
FMG deconsolidation	1	-	2	3
Other	5	2	5	12

Total impairment, restructuring charges and other related closure costs	16	8	7	31

	(Unaudited)
Nine months ended on September 29, 2007
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	10	46	-	56
FMG deconsolidation	858	-	2	860
Other	5	3	25	33

Total impairment, restructuring charges and other related closure costs	873	49	27	949

Impairment, restructuring charges and other related closure costs incurred in the third quarter of 2007 were $31 million, of which $3 million were impairment loss and other related closure costs related to FMG assets to be sold, $16 million for the 2007 restructuring plan, $7 million for past initiatives and $5 million related to impairment charges on certain technologies without alternative future use and an other-than-temporary impairment charge on a minority equity investment carried at cost.

Impairment charges and additional disposal loss

On March 30, 2008 upon the closing of the previously announced deal to create Numonyx, the Company contributed its Flash memory business to the newly existing entity. The Company incurred in the nine months ended September 27, 2008 a loss of $191 million, consisting of a $164 million impairment charge recorded upon disposal and an additional loss of $27 million, which was recorded in the second and third quarters of 2008 as a consequence of additional charges borne by the Company in relation to the contributed assets. The total loss of the FMG deconsolidation amounted to $1,297 million, of which $1,106 million was recorded in the year ended December 31, 2007.

The long-lived assets of the Company’s manufacturing site in Phoenix, Arizona had previously been designated for closure as part of the 2007 restructuring plan and the Company decided in 2008 to sell the facility as a going concern. The assets are primarily property and other long-lived assets that satisfied, as at June 28, 2008, all of the criteria required for “held-for-sale” status as set forth in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Term Assets (“FAS 144”). Consequently, the Company reclassified as current assets on the consolidated balance sheet as at June 28, 2008 the long-lived assets of Phoenix manufacturing site, which generated an impairment charge of $114 million recorded in the second quarter of 2008. Fair value less costs to sell was based on the consideration to be received upon the sale, which was expected to occur within one year. In the third quarter of 2008, following the suspension of the planned sale by the potential buyer, the sale was no longer deemed to be probable, so the Company ceased to apply the FAS 144 held-for-sale model to the Phoenix assets and reclassified the assets as held for use. Therefore the assets were revalued based on the discounted cash flows expected from their use, estimated at $98 million, which was higher than the consideration to be received upon the sale. An adjustment of $38 million was accordingly recorded in the third quarter of 2008 as a credit to impairment charge.

The Company performed in the third quarter of 2008 its annual review of the recoverability of the carrying amount of goodwill and business combination related intangible assets. Such impairment test triggered a total impairment charge amounting to $13 million.

Finally the Company recorded in the first nine months of 2008 a $6 million impairment charge on other restructuring initiatives, of which a $5 million other-than-temporary impairment charge on a minority equity investment carried at cost. The impairment loss was based on the valuation for the underlying investment of a new round of third party financing.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at September 27, 2008 are summarized as follows in millions of U.S. dollars:

	2007 Restructuring Plan	FMG Disposal	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2007	60	2	20	82
Charges incurred in 2008	59	41	29	129
Provision on business combinations (see Note 9)	-	-	46	46
Amounts paid	(21)	(10)	(26)	(57)
Provision as at September 27, 2008	98	33	69	200

2007 restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the nine months ended September 27, 2008 a total restructuring charge amounting to $59 million, primarily related to one-time termination benefits related to the Carrollton, Texas and Phoenix, Arizona fabs.

FMG disposal:

In the nine months ended September 27, 2008, the Company recorded $41 million in restructuring charges related to FMG deconsolidation, of which $27 million were an additional loss on the disposal recorded in the second and third quarters of 2008 and $14 million were other related deconsolidation costs consisting of phase-out costs and severance payments.

Other restructuring initiatives:

In the nine months ended September 27, 2008, the Company recorded $29 million restructuring charges related to former and newly committed restructuring initiatives, consisting primarily of termination benefits and early retirement arrangements in certain European locations. Additionally, in connection with the integration of Genesis and of the wireless business from NXP, the Company committed to a restructuring plan aimed at rationalizing its operations and its worldwide workforce for which a provision amounting to $46 million was recorded.

Total impairment, restructuring charges and other related closure costs

The 2007 restructuring plan, which is still expected to result in pre-tax charges in the range of $270 million to $300 million, registered a total charge of $208 million as of September 27, 2008 (of which $135 million occurred in 2008 and $73 million occurred in 2007). This plan is expected to be completed in mid 2009.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

8.	Interest Income, Net

Interest income, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Income	29	40	107	110
Expense	(21)	(18)	(59)	(53)

Total interest income, net	8	22	48	57

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds. In the third quarter of 2008, interest income included $4 million recognized on the subordinated notes that the Company holds from its equity investment Numonyx, as described in Note 12.

9.	Business Combinations

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, the Company acquired the remaining common shares of Genesis Microchip that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter and received $170 million of cash and cash equivalents from Genesis Microchip. Additional direct costs associated with the acquisition are estimated to be approximately $8 million. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays business activity which is part of the Automotive Consumer Computer and Telecom Infrastructure Product Groups. The acquisition of Genesis Microchip was performed to expand the Company’s leadership in the digital TV market. Genesis Microchip will enhance the Company’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual property portfolio.

Purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property, plant and equipment, $44 million of deferred tax assets while intangible assets included $44 million of core technologies, $27 million related to customer relationships, $2 million of trademarks, $18 million of goodwill and $3 million of liabilities net of other assets. Goodwill and liabilities net of other assets have each been adjusted by $1 million in purchased accounting adjustments during the third quarter 2008. The Company also recorded in the first quarter of 2008 $21 million of acquired research and development assets that the Company immediately wrote-off. Such in-process research and development charge was recorded on the line “research and development expenses” in the consolidated statement of income in the first quarter of 2008. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years. The purchase price allocation is based on a third party independent appraisal.

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the minority interest holder. The Company paid to NXP $1.55 billion for the 80% stake, which included a control premium, and received cash from the NXP businesses of $33 million. The consideration also included a contribution in kind, measured at fair value, corresponding to a 20% interest in the Company’s wireless business. Additional direct costs associated with the acquisition are estimated to be approximately $20 million and were accrued as at September 28, 2008. On closing, ST-NXP Wireless was determined to be a product segment of the Company’s business and is reported as the “Wireless Product Sector.” The formation of ST-NXP Wireless creates a solid top-three industry player with a complete wireless product and technology portfolio and a leading supplier to major handset manufacturers who together ship more than 80% of all handsets. ST-NXP Wireless will be one of the few companies with the R&D scale and expertise to meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies.

Purchase price allocation resulted in the recognition of $301 million in property, plant and equipment, $65 million of tax receivables net of valuation allowances, inventory of $285 million, deferred tax liabilities of $76 million, restructuring reserves of $44 million and net other assets and liabilities of $47 million in liabilities. In addition, intangible assets recognized included core technologies of $223 million, customer relationships of $405 million, and acquired research and development assets of $76 million. Such in-process research and development was written-off immediately in the consolidated statement of income in the third quarter 2008 to the line “Research and development.”  The core technologies have useful lives ranging from approximately 3½ to 6½ years, while the customer relationships have a useful life of 17 years.  These purchase price allocations are for the assets received by ST-NXP Wireless from the minority interest holder and are valued at book value from the minority interest holder plus an increase or decrease to reflect the fair value of the 80% interest owned by the Company. The contribution by the Company was carried over at its book value, as required by U.S. GAAP rules. The restructuring reserves represent estimated redundancy costs that will be incurred to achieve the rationalization of the combined organization as anticipated as part of the transaction and cover approximately 500 people including sub-contractors. The plan will affect mainly employees in Belgium, China, Germany, India, the Netherlands, Switzerland and the U.S. These actions, and the resulting termination benefits, will be finalized and completed within one year of the acquisition date, which could result in changes to the liability and goodwill amounts in the purchase price allocations above.

In addition to the above amounts, the balance sheet caption “Receivables for transactions performed on behalf, net” reflects net receivables with the minority interest holder that are the result of certain purchasing and revenue transactions that continue to be performed by the minority interest holder on-behalf of ST-NXP Wireless. These services will continue until such time that the needed systems are finalized and can be run by the joint venture.

The unaudited proforma information below assumes that Genesis Microchip was acquired and the ST-NXP Wireless joint venture was created on January 1, 2008 and incorporates the results of Genesis Microchip and ST-NXP Wireless beginning on that date. The unaudited three months and nine months ended September 29, 2007 information has been adjusted to incorporate the results of Genesis Microchip and ST-NXP Wireless on January 1, 2007. Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2008.

Pro forma Statements of Income (unaudited)	Three Months Ended		Nine Months Ended
In millions of U.S. dollars, except per share amounts	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
Net revenues	2,817	3,017	8,374	8,446
Gross profit	1,067	1,087	3,027	2,909
Operating expenses	(897)	(898)	(3,246)	(3,664)
Operating loss	170	189	(219)	(755)
Net loss	(194)	165	(553)	(730)
Loss per share (basic)	(0.22)	0.18	(0.61)	(0.81)
Loss per share (diluted)	(0.22)	0.18	(0.62)	(0.81)

Statements of Income, as reported	Three Months Ended		Nine Months Ended
In millions of U.S. dollars, except per share amounts	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
Net revenues	2,696	2,565	7,566	7,258
Gross profit	959	902	2,738	2,525
Operating expenses	(904)	(721)	(2,797)	(3,054)
Operating loss	55	181	(59)	(529)
Net loss	(289)	187	(421)	(496)
Loss per share (basic)	(0.32)	0.21	(0.47)	(0.55)
Loss per share (diluted)	(0.32)	0.20	(0.47)	(0.55)

The unaudited pro forma information above includes material non-recurring items such as the write-off of in-process research and development, as well additional expense for cost of goods sold due to increases to the fair value of inventory received in the business combinations. As depicted in the following chart, the third quarter 2008 was adjusted for the write-off of in-process research and development acquired in the formation of ST-NXP Wireless and the additional cost of goods sold due to the fair value increase of the portion of inventory sold in the third quarter after the acquisition, which for pro forma purposes was expensed in prior quarters. These amounts do not affect the third quarter 2007 reported amounts. In addition, the nine months ended September 27, 2008 included the non-recurring expense for the additional cost of goods sold for fair value adjustments to inventory that have not yet been expensed in the reported results. The prior year’s nine months ended September 29, 2007 has been adjusted for $21 million of in-process research and development for Genesis Microchip and $76 million for ST-NXP Wireless. The increase in cost of goods sold due to the fair value adjustment to inventory in the ST-NXP Wireless acquisition included in the 2007 year to date was $88 million, while the amount for Genesis Microchip was not material.

Material non-recurring items versus reported (unaudited)	Three months ended		Nine Months Ended
In millions of U.S. dollars, except per share amounts	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007
In-process research and development	76	-	-	(97)
Additional inventory expense as a result of fair value adjustments	57	-	(31)	(88)

10.	Available-for-sale Financial Assets

As at September 27, 2008, the Company had financial assets classified as available-for-sale corresponding to equity and debt securities.

The amount invested in equity securities was $5 million at September 27, 2008. These investments correspond to financial assets held as part of a long-term incentive plan in one of the Company’s subsidiaries. They are reported on the line “Other investments and other non-current assets” on the consolidated balance sheet as at September 27, 2008. The Company did not record any significant change in fair value on these equity securities classified as available-for-sale in the third quarter of 2008.

As at September 27, 2008, the Company had investments in long-term subordinated notes amounting to $156 million and bearing interest at market rates as a result of the Numonyx transaction, as further detailed in Notes 12 and 13. These notes are recorded as long-term receivables on the line “Other investments and other non-current assets” on the consolidated balance sheet as at September 27, 2008, are classified as available-for-sale and recorded at fair value, with changes to fair value, when determined as temporary declines, recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. As of September 27, 2008 the Company had reported a pre-tax decline in fair value on the long-term subordinated notes totaling $7 million. The nominal value was incremented by $7 million of paid in kind interests receivable. Fair value measurement, which corresponds to a FAS 157 level 3 fair value hierarchy, is based on publicly available swap rates for fixed income obligations with similar maturities. Future fair value measurement information is further detailed in Note 22.

As at September 27, 2008, the Company had investments in debt securities amounting to $1,023 million, composed of $726 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating of A1/A and $297 million invested in auction rate securities. The floating rate notes are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 27, 2008, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between 10 and 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at September 27, 2008. The Company sold $287 million of floating rate notes during the first nine months of 2008, in order to further generate cash to fund the payment for NXP that occurred in the third quarter of 2008.

All these debt securities are classified as available-for-sale and recorded at fair value as at September 27, 2008, with changes in fair value, when determined as temporary declines, recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity, except for those changes deemed to be permanent. As at September 27, 2008, given the Company’s exposure to Lehman Brothers senior unsecured bonds for a maximum amount of €15 million, the Company recorded an other-than-temporary charge of $11 million, which represents 50% of the face value of these floating rate notes. As of September 27, 2008 the Company reported an after-tax decline in fair value on the floating rate notes totaling $15 million due to the general widening of credit spreads associated to the financial market turmoil. Out of the 25 investment positions in floating-rate notes whose changes in fair value have been considered as temporary, 17 positions are in an unrealized loss position. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to an FAS 157 level 1 fair value hierarchy. This change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity since the Company assessed that this decline in fair value was temporary and that the Company was in a position to recover the total carrying amount of these investments on subsequent periods. Since the duration of the floating-rate note portfolio is only 2.5 years on average and the securities have a minimum Moody’s rating of “A1”, the Company expects the value of the securities to return to par as the final maturity is approaching.

On the auction-rate securities, the Company reported an other-than-temporary decline in fair value amounting to $3 million in the third quarter of 2008, which was immediately recorded in the consolidated statement of income on the line “Other-than-temporary impairment charge on financial assets.” Starting in the first quarter of 2008, the fair value measure of these securities, which corresponds to an FAS 157 level 3 fair value hierarchy, was based on publicly available indexes of securities with same rating and comparable/similar underlying collaterals or industries exposure (such as ABX, ITraxx and IBoxx), which the Company believes approximates the orderly exit value in the current market. Until December 31, 2007, the fair value was measured: (i) based on the weighted average of available information from public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. In the third quarter of 2008, as in the previous quarter, no prices from the financial institutions were available. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. Fair value measurement information is further detailed in Note 22.

In the nine months ended September 27, 2007, the Company invested $537 million in floating-rate notes and $171 million in auction-rate securities.

11.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
InIn millions of U.S. dollars	As at September 27, 2008	As at December 31, 2007

Raw materials	63	72
Work-in-process	1,078	808
Finished products	646	474

Total Inventories, net	1,787	1,354

As at September 27, 2008, inventories included $235 million related to the consolidation of the NXP wireless business. This amount includes a portion of the fair value adjustment arising from the purchase accounting for the acquisition as discussed in Note 9.

As at December 31, 2007 inventories amounting to $329 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation.

12.	Equity Investments

Hynix ST Joint Venture

In 2004, the Company signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. Additionally, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. The Company made the total $250 million capital contribution as previously planned in the joint venture agreement in 2006. The Company accounted for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture through the first quarter of 2008.

In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, the Company’s equity interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet as it was to be transferred to Numonyx upon the formation of that company, as described below.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. In 2006, the Company placed $218 million of cash on the guarantee deposit account. In the first nine months of 2007, the Company placed the remaining $32 million of cash, which totaled $250 million as at September 27, 2008 and was reported as “Restricted cash” on the consolidated balance sheet.

The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 27, 2008, and the Company reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the FMG deconsolidation do not include the transfer of the guarantee.

The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its indirect investment through Numonyx and the debt guarantee commitments.

Numonyx

In 2007, the Company announced that it had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, the Company would sell its flash memory assets, including its NAND joint venture interest and other NOR resources, to the new company, which will be called Numonyx Holdings B.V. (“Numonyx”), while Intel will sell its NOR assets and resources. Pursuant to the signature of the agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, the Company reclassified in 2007 the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale.” Coincident with this classification, the Company reported an impairment charge of $1,106 million to adjust the value of these assets to fair value less costs to sell, of which $858 million were recorded in the first nine months ended September 29, 2007, on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 13. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, the Company incurred an additional pre-tax loss of $191 million for the first nine months of 2008, which was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income. The total loss calculation also included a provision of $139 million to reflect the value of rights granted to Numonyx to use certain assets retained by the Company. No remaining amounts related to the FMG deconsolidation was reported as current assets on the line “Assets held for sale” of the consolidated balance sheet as of September 27, 2008.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 27, 2008.

The Company accounts for its share in Numonyx under the equity method based on the actual results of the venture. In the valuation of Numonyx investment under the equity method, the Company applies a one-quarter lag reporting. Consequently, equity gain (loss) related to Numonyx earnings for the second quarter of 2008 have been reported by the Company in the third quarter of 2008. As such, the Company recorded in the third quarter of 2008 on the line “Earnings (loss) on equity investment” a $4 million decrease to Numonyx equity investment related to interest expense on the Subordinated notes and corresponding to the Company’s equity interest in the financial expense of Numonyx, as described in Note 8. For the first nine months ended September 27, 2008 the Company reported on the line “Earnings (loss) on equity investments” on the Company’s consolidated statements of income $44 million of equity loss in Numonyx equity investment. Additionaly, due to the deterioration of both the global economic situation and the Memory market segment, as well as Numonyx’s results, we assessed the fair value of our investment and recorded a $300 million other-than-temporary impairment charge on the line Earnings (loss) on equity investment in the consolidated statements of income.  The calculation of the impaiment was based on both an income approach, using discounted cash flows, and a market approach, using the metrics of comparable public compaines.  At September 27, 2008 the Company’s investment in Numonyx, including the amount of the debt guarantee, amounted to $691 million.

The Company’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its equity investment, its investment in subordinated notes and its debt guarantee obligation.

13.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at September 27, 2008	As at December 31, 2007

Investments carried at cost	42	34
Available for sale equity securities	5	5
Long-term receivables related to funding	8	46
Long-term receivables related to tax refund	176	34
Debt issuance costs, net	8	11
Cancellable swaps designated as fair value hedge	15	8
Deposits and other non-current assets	48	44
Long-term notes from equity investment	156	-

Total Other investments and other non-current assets	458	182

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due in 2016 that carry a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge, as further detailed in Note 21 and are reflected at their fair value in the consolidated balance sheet as at September 27, 2008, which was positive for approximately $15 million.

As described in Note 12, the Company and its partners completed on March 30, 2008 the creation of Numonyx. At closing, as part of the consideration for its contribution, the Company received $156 million in long-term subordinated notes, due in 2038. The investment, registered at fair value, amounted to $156 million as at September 27, 2008, with a pre-tax decline in fair value totaling $7 million recorded as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. Fair value measurement on Numonyx Subordinated notes is further described in Note 22. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired.

14.	Long-term Debt

 Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	September 27, 2008	December 31, 2007

Bank loans:
5.72% due 2008, floating interest rate at Libor + 0.40%	-	43
3.08% due 2009, floating interest rate at Libor + 0.40%	50	50
4.09% due 2010, floating interest rate at Libor + 1.0%	50
Funding program loans:
1.44% (weighted average), due 2009, fixed interest rate	9	13
0.89% (weighted average), due 2010, fixed interest rate	31	38
2.81% (weighted average), due 2012, fixed interest rate	12	12
0.50% (weighted average), due 2014, fixed interest rate	10	9
3.33% (weighted average), due 2017, fixed interest rate	72	80
3.22% due 2014, floating interest rate at Libor + 0.017%	140	205
2.83% due 2015, floating interest rate at Libor + 0.026%	65	-
2.85% due 2016, floating interest rate at Libor + 0.052%	136	-
2.96% due 2016, floating interest rate at Libor + 0.173%	200	-
Capital leases:
5.10% (weighted average), due 2011, fixed interest rate	17	22
Senior Bonds:
5.36%, due 2013, floating interest rate at Euribor + 0.40%	729	736
Convertible debt:
-0.50% convertible bonds due 2013	-	2
1.5% convertible bonds due 2016	1,029	1,010
Total long-term debt	2,550	2,220
Less current portion	(63)	(103)
Total long-term debt, less current portion	2,487	2,117

In August 2003, the Company issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per $1000 dollar face value of the bonds. As a result of this holder’s option, the redemption occurred in 2006. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. On August 5, 2008, the Company was required to repurchase 2,317 convertible bonds, at a price of $975.28 each. This resulted in a cash payment of $2 million. The outstanding long-term debt corresponding to the 2013 convertible debt was not material as at September 27, 2008 corresponding to the remaining 188 bonds valued at August 5, 2010 redemption price. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter of 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of these cancellable swap hedging transactions, which are described further in Note 21, the effective yield on the $200 million principal amount of the hedged convertible bonds has changed from 1.50% to -0.27% as of September 27, 2008.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.

15.	Earnings (Loss) per Share

Basic net earnings (loss) per share is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars, except per share amounts	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Basic income (loss) per Share:
Net income (loss)	(289)	187	(421)	(496)
Weighted average shares outstanding	890,300,486	899,314,759	896,829,308	898,497,172

Income (loss) per Share (basic)	(0.32)	0.21	(0.47)	(0.55)

Diluted income (loss) per Share:	(0.32)		(0.47)
Net income (loss)	(289)	187	(421)	(496)
Interest expense on convertible debt, net of tax	-	5	-	-
Net income (loss), adjusted	(289)	192	(421)	(496)

Weighted average shares outstanding	890,300,486	899,314,759	896,829,308	898,497,172
Dilutive effect of stock options	-	4,922	-	-
Dilutive effect of nonvested shares	-	3,588,775	-	-
Dilutive effect of convertible debt	-	42,310,582	-	-
Number of shares used in calculating income (loss) per Share	890,300,486	945,219,038	896,829,308	898,497,172

Income (loss) per Share (diluted)	(0.32)	0.20	(0.47)	(0.55)

As of September 27, 2008, common shares issued were 910,307,305 shares of which 26,846,978 shares were owned by the Company as treasury stock.

As of September 27, 2008, there were outstanding stock options exercisable into the equivalent of 41,316,780 common shares. There was also the equivalent of 42,699,840 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 42,694,216 for the 2016 bonds. None of these bonds have been converted to shares during the third quarter of 2008.

16.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefits plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. Consequently, the Company reported for the third quarters of 2008 and 2007, respectively, those plans under a separate tabular presentation. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements. In the third quarter of 2007, the Company recorded a one-time charge of $21 million, which is included on the line “Amortization of prior service cost” in the table below, for adjustments to the expenses of a seniority program in prior periods.

For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of June 28, 2008, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). The TFR was reported according to FAS 132(R), as any other defined benefit plan until the new Italian regulation concerning employee retirement schemes enacted on July 1, 2007. Since that date, the future TFR has been accounted for as a defined contribution plan, the accruals being maintained as a Defined Benefit plan in the company books.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Service cost	4	3	14	23
Interest cost	7	5	22	19
Expected return on plan assets	(4)	(4)	(13)	(11)
Amortization of actuarial net loss (gain)	-	1	-	2
Amortization of prior service cost	1	1	1	1
Net periodic benefit cost	8	6	24	34

	Other long-term Benefits
	(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Service cost	1	1	3	1
Interest cost	-	-	-	-
Expected return on plan assets	-	-	-	-
Amortization of actuarial net loss (gain)	-	-	-	-
Amortization of prior service cost	-	21	1	21
Net periodic benefit cost	1	22	4	22

Employer contributions paid and expected to be paid in 2008 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2007.

17.	Dividends

At the Annual General Meeting of Shareholders on May 14, 2008 shareholders approved the distribution of $0.36 per share in cash dividends, payable in four equal quarterly installments. Through September 27, 2008, payments totaled $0.18 per share or approximately $161 million. The remaining $0.18 per share cash dividend, to be paid in the fourth quarter of 2008 and in the first quarter of 2009, totaled $163 million and was reported as “dividends payable to shareholders” on the consolidated balance sheet as at September 27, 2008.

At the Annual General Meeting of Shareholders on April 26, 2007 shareholders approved the distribution of $0.30 per share in cash dividends. A dividend amount of approximately $269 million was paid in the second quarter of 2007.

18.	Treasury Stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 19,547,638 shares as at September 27, 2008, for a total amount of approximately $231 million, also reflected at cost as a reduction of the shareholders’ equity.

The treasury shares have been designated for allocation under the Company’s share-based remuneration programs on non-vested shares including such plans as approved by the 2005, 2006 and 2007 Annual General Meeting of Shareholders. As of September 27, 2008, 6,100,459 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, following the full vesting of the 2005 stock-award plan, the vesting of the second tranche of the 2006 stock-award plan and of the first tranche of the 2007 stock-award plan in the second quarter of 2008, together with the acceleration of the vesting of a limited number of stock-awards.

As of September 27, 2008, 26,846,978 treasury shares were outstanding.

As of September 29, 2007, 1,789,714 of these treasury shares had been transferred to employees under the Company’s share-based remuneration programs, following the vesting as of April 27, 2007 of the first and second tranches of the stock-award plans granted in 2006 and 2005 and the acceleration of the vesting of a limited number of stock-awards.

19.	Contingencies and Uncertainties in Income Tax Positions

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

With the adoption of FIN 48 in the first quarter of 2007, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. In 2008 the Company identified new uncertain tax positions in one of its European tax jurisdictions, for which tax benefits totaling $16 million were not recognized as at September 27, 2008. Except for this 2008 event, the amount of unrecognized tax benefits did not materially change during the first nine months of 2008. Nevertheless, events may occur in the near future that would cause a material change in the estimate of the unrecognized tax benefit. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at September 27, 2008 and December 31, 2007 and in the consolidated statement of income for the third quarter of 2008 and 2007 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2008.

20.	Claims and Legal Proceedings

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera Technologies, Inc (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.

21.	Derivative Instruments

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of foreign currency forward contracts and currency options.

The derivative instruments used to hedge exposures are reflected at their fair value in the consolidated balance sheets and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “Other income and expenses, net” in the consolidated statements of income. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

In order to optimize its hedging strategy in the current volatile financial environment, the Company can be required to cease the designation of certain cash flow hedge transactions and enter into a new designated cash flow hedge transaction with the same hedged forecasted transaction but with a new hedging instrument. De-designation and re-designation are formally authorized and limited to the dedesignation of purchased currency options with redesignation of the cash flow hedge through subsequent forward contract when the Euro/US dollar exchange rate is decreasing and the intrinsic value of the option is nil. In the first nine months of 2008, the Company dedesignated Euro 230 million notional amount of forecasted transactions and redesignated them as cash flow hedge transactions since the hedged transactions were still probable of occurrence and met at re-designation date all criteria for hedge accounting. When the hedged item is still probable of occurrence, the net derivative gain or loss related to the de-designated cash flow hedge deferred in Other comprehensive income in the consolidated shareholders’ equity continues to be reported in net equity. From de-designation date, the change in fair value of the de-designated hedging item is recognized each period in the consolidated statement of income on the line “Other income and expenses, net.” As at September 27, 2008, $6 million of deferred loss was reported in Other comprehensive income for outstanding de-designated cash flow hedge transactions, and will be reclassified to earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. Changes in fair value of dedesignated currency options were not material in the consolidated statement of income for the first nine months of 2008.

Additionally, following the bankruptcy of Lehman Brothers in September 2008, the Company discontinued Euro 25 million notional amount of purchased currency options designated as cash flow hedge after determining that the transaction did not meet the criteria for hedge accounting anymore. Consequently, the Company reclassified immediately a less than $1 million loss from “Other comprehensive income” in the consolidated shareholders’ equity to net earnings (being the premium paid at inception).

Fair Value Hedge

In the second quarter of 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s convertible bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. The interest rate swaps meet the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at the fair values in the consolidated balance sheets. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. The interest rate swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “Other income and expenses, net.” If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated statements of income.

The net gain recognized in “Other income and expenses, net” for the nine months ended September 27, 2008 as a result of the ineffective portion of this fair value hedge amounted to $1 million. The net gain recognized in “Other income and expenses, net” for the nine months ended September 29, 2007 as a result of the ineffective portion of this fair value hedge was not material.

22.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at September 27, 2008:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 27, 2008
In millions of U.S. dollars
Available-for-sale debt securities	1,023	726		297
Available-for-sale equity securities	5	5
Available-for-sale long term subordinated notes	156			156
Equity securities held for trading	9	9
Derivative instruments designated as cash flow hedge	2	2
Derivative instruments designated as fair value hedge	15		15
Derivative instruments not designated as hedge	(9)	(9)
Total	1,201	733	15	453

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between September 27, 2008 and December 31, 2007 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2007	369
Subordinated notes received in Numonyx transaction	163
Other-than-temporary impairment charge included in earnings	(72)
Temporary decline in fair value on Numonyx subordinated notes – pre-tax	(7)
Settlements and redemptions
September 27, 2008	453

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(72)

23.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

Beginning on January 1, 2007, and until August 2, 2008, to meet the requirements of the market together with the pursuit of strategic repositioning in Flash memory, the Company reorganized its product segment groups into three segments:

•	Application Specific Product Groups (“ASG”) segment;

•	Industrial and Multisegment Sector (“IMS”) segment; and

•	Flash Memory Group (“FMG”) segment (until March 30, 2008).

Since March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of its and Intel’s Flash memory business (“FMG deconsolidation”), the Company has ceased reporting under the FMG segment.

Starting August 2, 2008, as a consequence of the creation of the joint venture company with NXP, the Company reorganized its groups. A new segment was created to report wireless operations (“WPS”); the product line Mobile, Multimedia & Communications Group (“MMC”) which was part of segment Application Specific Groups (“ASG”) was abandoned and its divisions were reallocated to different product lines. The remaining part of ASG is now comprised of Automotive Consumer Computer and Telecom Infrastructure Product Groups (“ACCI”).

The new organization is as follows:

•	Automotive Consumer Computer and Telecom Infrastructure Product Groups (“ACCI”), comprised of three product lines:

•	Home Entertainment & Displays (“HED”), which now includes the Imaging division;

•	Automotive Products Group (“APG”); and,

•	Computer and Communication Infrastructure (“CCI”), which now includes the Communication Infrastructure division.

•	Industrial and Multisegment Products Sector (“IMS”), comprised of:

•	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

•	Micro, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Products Sector (“WPS”), comprised of three product lines:

•	Wireless Multi Media (“WMM”);

•	Connectivity & Peripherals (“C&P”); and

•	Cellular Systems (“CS”).

The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. Management believes that the restated 2007 presentation is consistent with 2008 and is using these comparatives when managing the Company.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment

	Unaudited		Unaudited
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Net revenues by product segment:
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	1,085	990	3,231	2,866
Industrial and Multisegment Products Sector (IMS)	901	804	2,538	2,292
Wireless Products Sector (WPS)	696	404	1,454	1,052
Flash Memory Group segment	-	352	299	1,006
Others(1)	14	15	44	42

Total Consolidated net revenues	2,696	2,565	7,566	7,258

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Operating income (loss) by product segment

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Operating income (loss) by product segment:
Automotive Consumer Computer and Telecom Infrastructure Product Groups (ACCI)	58	83	110	135
Industrial and Multisegment Products Sector (IMS)	152	129	374	338
Wireless Products Sector (WPS)	22	59	12	60
Flash Memory Group segment		(35)	16	(77)
Total operating income (loss) of product segments	232	236	512	456
Others(1)	(177)	(55)	(571)	(985)

Total Consolidated operating income (loss)	55	181	(59)	(529)

(1) Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. The third quarter of 2008 “Others” includes non-recurring purchase accounting items.

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 27, 2008	September 29, 2007	September 27, 2008	September 29, 2007

Reconciliation to Consolidated operating income (loss):
Total operating income of product segments	232	236	512	456
Strategic and other research and development programs	(7)	(6)	(14)	(14)
Acquired In-Process R&D and other non-recurring purchase accounting	(133)	-	(154)	-
Start up costs	(5)	(4)	(12)	(19)
Impairment, restructuring charges and other related closure costs	(22)	(31)	(390)	(949)
Other non-allocated provisions(1)	(10)	(14)	(1)	(3)
Total operating loss Others (2)	(177)	(55)	(571)	(985)

Total Consolidated operating income (loss)	55	181	(59)	(529)

(1) Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs.
(2) Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs. The third quarter 2008 “Others” includes non-recurring purchase accounting items.